As filed with the Securities and Exchange Commission on _______, 2019

Registration No. 333-___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCOPUS BIOPHARMA INC.

(Exact name of registrant as specified in its constitutional documents)

Delaware	2834	82-1248020
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

420 Lexington Avenue, Suite 300

New York, New York 10170

(212) 479-2513

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Morris C. Laster, M.D.

Co-Chairman and Chief Executive Officer

420 Lexington Avenue, Suite 300

New York, New York 10170

(212) 479-2513

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Mark J. Wishner, Esq. Jason Simon, Esq. Jocelyn M. Coney, Esq. Greenberg Traurig, LLP 1750 Tysons Boulevard Suite 1000 McLean, Virginia 22102 (703) 749-1300 (703) 749-1301 - Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practical after the date this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Series A Units, each consisting of one share of $0.001 par value common stock and two Series A Warrants(2)	$	$
Common stock included in Series A Unit(2)	$		$(3)
Series A Warrants, included in the Series A Units, each issuable for one Series B Unit(2)	$		$(3)
Series B Units underlying Series A Warrants, each consisting of one share of common stock and one Series B Warrant(2)	$	$
Common stock included in Series B Units(2)	$		$(3)
Series B Warrant, included in the Series B Units, each issuable for one share of common stock	$		$(3)
Common stock issuable upon exercise of all Series A Warrants and Series B Warrants issued or issuable in this offering.(2)	$	$

Total	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Act”).

(2)

Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(3)	No fee required under Rule 457(g) of the Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ___________ [__], 2019

PRELIMINARY Prospectus

SCOPUS BIOPHARMA INC.

_______ Series A Units

This is an initial public offering of our securities. We are offering ____ of our Series A Units. The offering price is $____per Series A Unit.

Each Series A Unit consists of one share of our common stock and two Series A Warrants. Each Series A Warrant is exercisable for one Series B Unit. Each Series B Unit consists of one share of common stock and one Series B Warrant, exercisable for one share of common stock. The exercise price of the Series A Warrant is $_____ and the exercise price of the Series B Warrant is $____. The Series A Warrants and Series B Warrants will be exercisable commencing on the ____th and ___th day, respectively, after the date of this prospectus.

Prior to this offering, there has been no public market for our units, shares of common stock or warrants. We intend to apply to have our Series A Units, Series A Warrants and shares of common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbols “______”, “___” and “__”. The shares of common stock and Series A Warrants comprising the Series A Units will begin separate trading on the ____th day after the date of this prospectus, unless we and the representative of the underwriters mutually agree on an earlier date. At such time as the Series A Warrants can be exercised, we also intend to have our Series B Units and Series B Warrants listed on Nasdaq.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

We have granted the underwriters an option to purchase up to an additional _________ shares at the initial public offering price less the underwriting discounts.

Investing in the securities offered by this prospectus involves a high degree of risk. Our company is at an early stage of its development and our securities may only be appropriate for long-term investment. You should purchase our securities only if you can afford to lose your entire investment. See “Risk Factors” beginning on page __ of this prospectus for a discussion of information that should be considered in connection with an investment in such securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total(2)
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page__ of this prospectus for a description of the compensation payable to, and other arrangements with, the underwriters.
(2)	Assumes the underwriters have not exercised their option to purchase additional Series A Units as described herein.

The underwriters expect to deliver the shares against payment in New York on _________, 2019.

The date of this Prospectus is ___________, 2019

ABOUT THIS PROSPECTUS

Unless otherwise stated in this prospectus, “we,” “us,” “our,” “company,” “Scopus” and “Scopus BioPharma” refer to Scopus BioPharma Inc.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any prospectus supplement prepared by us or on our behalf or to which we may have referred you. We do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information, and none of us are making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. This offering is being made solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, we have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. From time to time, we may file one or more prospectus supplements to add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplements, together with additional information described below under the caption “Where You Can Find Additional Information.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

Overview

We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.

The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoid is cannabidiol, or CBD, and tetrahydrocannabinol, or THC.

We intend to pursue U.S. Food and Drug Administration, or FDA, approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates. We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our products for the diseases and indications for which our products are intended at higher prices when compared to non-approved products.

Our products will utilize synthetically produced cannabinoids as opposed to plant based compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.

Our Strategic Relationships

We are advancing four cannabinoid programs in collaboration with top researchers at world-renowned academic and medical research institutions that are leaders in cannabinoid and cannabis research.

The Hebrew University of Jerusalem

The Hebrew University of Jerusalem, or Hebrew University, has been a pioneer in cannabinoid and cannabis research for over 50 years. Researchers at Hebrew University were responsible for the identification of THC and its chemical structure, as well as other phytocannabinoids such as cannabigerol, or CBG, cannabigerolic acid and cannabichromene. To better integrate and coordinate its research efforts in the area of cannabinoids and cannabis, Hebrew University established the Multidisciplinary Center for Cannabinoid Research, or MCCR, in April 2017. The MCCR is headed by Dr. Joseph (Yossi) Tam, D.M.D., Ph.D., who is a member of our advisory board, and staffed by eminent scientists and medical doctors from a variety of faculties at the Hebrew University and Hadassah-University Medical Center.

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Working in collaboration with researchers at the MCCR, the Company has sponsored three research programs related to the development of cannabinoids as potential drug candidates as discussed elsewhere in this prospectus. We have licensed or own the exclusive option to license all of the intellectual property generated from such research.

National Institutes of Health

The National Institutes of Health, or NIH, is the United States’ medical research agency made up of 27 components called Institutes and Centers. The NIH spends approximately $39 billion annually to conduct and fund medical research seeking to enhance health, lengthen life and reduce illness and disability.

The Company has licensed a series of novel cannabinoid receptor mediating compounds from the NIH developed by Dr. George Kunos, M.D., Ph.D., a member of our advisory board. Dr. Kunos is the Scientific Director for the National Institute on Alcohol Abuse and Alcoholism, or NIAAA, and a leading researcher on the endocannabinoid system with a focus on its role in certain fibrotic, inflammatory and metabolic diseases.

Our Drug Candidates

CBD-mediated, Opioid-sparing Anesthetics

In collaboration with Dr. Alexander Binshtok of Hebrew University, we are evaluating the effects of delivering approved anesthetics in combination with CBD as an opioid-sparing treatment for the management of pain. Under our sponsored research program, Dr. Binshtok has demonstrated “proof of concept” feasibility that CBD, a TRPV1 and TRPA1 channel activator, used in combination with chloroprocaine, an approved anesthetic, results in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects.

We believe our proprietary combination of CBD with an approved anesthetic would be applicable in multiple clinical settings including:

•	opioid-sparing post-operative pain management
•	nerve block anesthesia
•	epidural anesthesia during childbirth (i.e., pain relief while retaining the ability to “push”)
•	spinal anesthesia, particularly in patients susceptible to low blood pressure (e.g., the elderly)
•	dental anesthesia
•	inflammatory, cancer and neuropathic pain

We also believe that our proprietary combination of CBD with an approved anesthetic may be eligible for the FDA’s 505(b)2 development pathway, which could significantly reduce the future time and costs associated with clinical development.

Synthesis of Cannabinoids

In collaboration with Dr. Dmitry Tsvelikhovsky of Hebrew University, we are pursuing two programs seeking to synthesize novel cannabinoids: cannabinoid-based dual-action compounds and novel chemical derivatives based upon the molecular structure of existing cannabinoids.

Cannabinoid-based Dual-action Compounds

Our first program seeks to create new dual-action, cannabinoid-based hybrid new chemical entities, or NCEs, which improve upon the efficacy, side effects or a combination of both compared to FDA-approved drugs and other promising drug candidates currently under development. Our initial strategy is to focus on indications that have been proven to be responsive to cannabinoids and cannabinoid therapeutics such as certain metabolic, autoimmune and inflammatory diseases.

Novel Chemical Derivatives of Existing Cannabinoids

Our second program seeks to create novel derivatives of two cannabinoids that are found in the cannabis plant, CBG (which is a precursor to CBD and THC) and THCV, which we plan to evaluate for their potential therapeutic benefits. The fact that CBG and THCV already demonstrate biological activity gives us reason to believe that their derivatives will also be biologically active. Since these derivatives are NCEs, however, they may also demonstrate different biological activity than their respective parent compounds.

CBG is a non-psychoactive cannabinoid that is believed to be responsible for regulating mood, sleep and appetite, as well as potentially having therapeutic benefits in the areas of pain management, inflammatory diseases and central nervous system, or CNS, diseases. CBG is also believed to be a possible inhibitor of the psychoactive effects of THC.

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THCV is a psychoactive cannabinoid that is believed to suppress appetite making it a popular research target for weight loss and diabetes drugs. It may also possess anti-inflammatory, anti-anxiety and anti-seizure properties, as well as being effective at treating certain CNS conditions such as amyotrophic lateral sclerosis, or ALS, and Parkinson’s and Alzheimer’s disease.

Further testing is required to determine the best potential indications for further development of these novel chemical derivatives of CBG and THCV.

Cannabinoid Receptor Mediating Compounds for the Treatment of Systemic Sclerosis

In collaboration with Dr. Kunos of the NIH, we are developing MRI-1867, our lead cannabinoid receptor mediating compound, for the treatment of systemic sclerosis, or SSc.

SSc is a chronic, systemic autoimmune disease characterized by a thickening of the skin and internal organs, such as the heart, lungs, kidneys and gastrointestinal tract, caused by a proliferation of connective tissue, or fibrosis, and small blood vessels. It is estimated that SSc affects approximately 90,000 patients in the United States and Europe, the majority of which are female (80%) and adults (average age of onset is 46 years old). Currently, there are no FDA-approved treatments for SSc. This fact coupled with the size of the patient population qualifies SSc as an orphan indication.

MRI-1867 is a dual-action, hybrid small molecule NCE that is an inverse agonist of the CB1 receptor of the endocannabinoid system and inhibitor of inducible nitric oxide synthase. In pre-clinical testing conducted by the NIH, MRI-1867 has demonstrated efficacy in the prevention and treatment of fibrosis in the liver, lung and skin. Importantly, these studies also demonstrated that MRI-1867 did not cross the blood brain barrier, eliminating the potential for adverse central nervous system, side effects that can present when cannabinoids bind to receptors in the brain. Further, MRI-1867 exhibited high bioavailability with oral delivery and supported once daily dosing.

We believe that an effective anti-fibrotic, anti-inflammatory drug that can be orally administered would address a significant unmet medical need in SSc with the potential for a multi-billion-dollar treatment market using conservative estimates for patient populations and annual treatment costs.

Our Advisory Board

We have assembled a team of recognized experts in drug development, cannabinoids and the endocannabinoid system and clinical medicine encompassing multiple clinical specialties and conditions. These experts serve on our Advisory Board, which is distinct from our board of directors, and provide us with advice on product development, clinical trial design and implementation and unmet clinical needs in a variety of clinical specialties. For additional information please refer to the section “Management – Advisory Board.”

Corporate Information

We were incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. On December 11, 2017, we changed our name to Scopus BioPharma Inc. Our principal executive offices are located at 420 Lexington Avenue, New York, New York 10170. Our telephone number is (212) 479-2513.

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The Offering

Securities being offered by the company	________ Series A Units at $_____ per unit.

Securities underlying Series A Units	• •	One share of common stock, and Two Series A Warrants exercisable for one Series B Unit at an exercise price of $____ per Series A Warrant.

Securities underlying Series B Units	• •	One share of common stock, and One Series B Warrant exercisable for one share of common stock at an exercise price of $____ per Series B Warrant.

Securities outstanding prior to this offering	__________ shares of common stock. __________ warrants issued in private placements (“Private Placement Warrants”).

Securities outstanding after this offering	__________ shares of common stock. __________ Series A Warrants.

Separation of Units	The securities underlying our Series A Units and Series B Units will become eligible for trading separately ____________ and ___________ days, respectively, after the date of this prospectus.

Terms of Series A Warrants	Exercisable on or after _____days after the date of this prospectus. The Series A Warrants will expire ____ years from the date of this prospectus.

Terms of Series B Warrants	Exercisable on or after ___ days after the effective date of this prospectus. The Series B Warrants will expire ____ years from the date of this prospectus.

Redemption of Series A and Series B Warrants	Commencing ____ months and _____ months from the date of this prospectus, the Series A Warrants and Series B Warrants, respectively, shall be subject to redemption, at our option, in whole or in part, at a price of $0.01 per warrant upon a minimum of 30 days prior notice if the last reported sales price equals or exceeds $___ for the Series A Warrants and $___ for the Series B Warrants for any 20 trading days within a 30-day trading period but only if there is a current registration statement in effect for the shares of common stock underlying these warrants.

Proposed trading symbols	Prior to this offering, there has been no public market for our units, shares of common stock or warrants. We have applied to have our Series A Units, Series A Warrants and shares of common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbols “______”, “____” and “___”. The common stock and Series A Warrants comprising the Series A Units will begin separate trading on the ____th day after the date of this prospectus, unless we and the representative of the underwriters mutually agree on an earlier date. At such time as the Series A Warrants can be exercised, we also plan to have our Series B Units and Series B Warrants listed on Nasdaq. See “Underwriting.”

Use of proceeds	We estimate that the net proceeds to us from the offering, after deducting the underwriting discounts and other estimated offering expenses payable by us, will be $_______. All proceeds available to us will be used for research and development.

Risk Factors	Prospective investors should carefully consider the Risk Factors beginning on page __ before investing in the Series A Units offered hereby.

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Summary CONSOLIDATED Financial Data

The following table sets forth a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The summary financial data was derived from our audited consolidated financial statements, and should be read in conjunction with the consolidated financial statements and the accompanying notes, which are included elsewhere in this prospectus. In addition, the financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, also included elsewhere in this prospectus.

	For the Year Ended December 31, 2018	For the Period April 18, 2017 (Inception) to December 31, 2017

Operating Data:

Operating expenses	$685,964	$263,534
Operating loss	(685,964)	(263,534)
Net loss	685,964	(263,534)
Basic net loss per common share	(0.06)	(0.03)
Diluted net loss per common share	(0.06)	(0.03)
Weighted average common shares outstanding:
Basic and Diluted	10,570,933	8,299,315

	Actual December 31, 2018	Actual December 31, 2017	Pro Forma (1)

Balance Sheet Data:
Cash	$1,660	212,870
Total assets	132,638	158,215
Total liabilities	137,964	111,282
Total stockholders’ equity (deficit)	(5,326)	101,588

(1)	The “Pro Forma” information gives effect to net proceeds of approximately $_______________

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Risk Factors

An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus, before making a decision to invest in the Company’s units. If any of the following risk factors actually occur, our business, financial condition, results of operations and prospectus could suffer materially, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Strategy

We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors in the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research, sales and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the drug candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing drugs for diseases that we are targeting before we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in our target disease areas. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than our drug candidates that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

•	the results of our pre-clinical and clinical trials;
•	our ability to recruit and enroll patients for clinical trials;
•	the efficacy, safety and reliability of our drug candidates;
•	the speed at which we develop drug candidates;
•	our ability to design and successfully execute appropriate clinical trials;
•	our ability to maintain a good relationship with regulatory authorities;
•	the timing and scope of regulatory approvals, if any;
•	our ability to commercialize and market any of our drug candidates that receive regulatory approval;
•	the price of our products;
•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;
•	our ability to protect our intellectual property rights related to our products;
•	our ability to manufacture and sell commercial quantities of any approved products to the market; and
•	acceptance of our drug candidates by physicians and other health care providers.

If our competitors market products that are more effective, safer or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our drug candidates obsolete, less competitive or not economical.

We intend to utilize third-party contractors for a substantial portion of our operations and may not be able to control their work as effectively as if we performed these functions ourselves.

We intend to outsource substantial portions of our operations to third-party service providers, including the conduct of future pre-clinical and clinical studies, collection and analysis of data and manufacturing. Our agreements with third-party service providers and contract research organizations, or CROs, will be on a study-by-study and project-by-project basis. Typically, we may terminate the agreements with notice and are responsible for the supplier’s previously incurred costs. In addition, any CRO that we retain will be subject to the FDA’s and European Medicine Agency’s or EMA’s regulatory requirements and similar standards outside of the United States and Europe and we do not have control over compliance with these regulations by these providers. Consequently, if these providers do not adhere to applicable governing practices and standards, the development, manufacturing and commercialization of our drug candidates could be delayed or stopped, which could severely harm our business and financial condition.

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Because we intend to rely on third parties, our internal capacity to perform these functions will be limited to management oversight. Outsourcing these functions involves the risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. It is possible that we could experience difficulties in the future with our third-party service providers. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. There are a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. Our operations are currently conducted pursuant to management services agreements, which limits the internal resources we have available to identify and monitor third-party service providers. To the extent we are unable to identify, retain and successfully manage the performance of third-party service providers in the future, our business may be adversely affected, and we may be subject to the imposition of civil or criminal penalties if their conduct of clinical trials violates applicable law.

A variety of risks associated with potential international business relationships could materially adversely affect our business.

We may enter into agreements with third parties for the development and commercialization of our drug candidates in international markets. International business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

•	differing regulatory requirements for drug approvals internationally;
•	potentially reduced protection for our licensed intellectual property rights;
•	potential third-party patent rights in countries outside of the United States;
•	the potential for so-called “parallel importing,” which is what occurs when a local seller, faced with relatively high local prices, opts to import goods from another jurisdiction with relatively low prices, rather than buying them locally;
•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets, including several countries in Europe;
•	compliance with tax, employment, immigration and labor laws for employees traveling abroad;
•	taxes in other countries;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

As we increase the number of our ongoing drug development programs and our drug candidates continue pre-clinical studies and in the future, clinical trials, we will need to increase our drug development, scientific and administrative headcount to manage these programs. In addition, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	successfully attract and recruit new employees or consultants with the expertise and experience we will require;
•	manage clinical programs effectively, which we anticipate being conducted at numerous clinical sites; and
•	continue to improve our operational, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the expertise of our CEO and consultants, and our ability to implement our business strategy successfully could be seriously harmed if we lose the services of our CEO and current consultants. Replacing executive officers, key employees and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.

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In addition, we have scientific and clinical advisors and consultants who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, all of which are vital to our operations and business strategy. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, our computer systems and those of our CROs and other third-party service providers are vulnerable to damage or disruption from hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, and telecommunication, equipment and electrical failures. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all.  Unauthorized access, loss or dissemination could disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information, and manage various general and administrative aspects of our business. To the extent that any such disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary or personal information, we could incur liability, suffer reputational damage or poor financial performance or become the subject of regulatory actions by state, federal or non-US authorities, any of which could adversely affect our business.

Our future employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards, which could significantly harm our business.

We will be exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with health care fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a drug candidate and may have to limit its commercialization.

The use of our drug candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our potential future collaborators by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	withdrawal of clinical trial participants;
•	termination of clinical trial sites or entire trial programs;
•	costs of related litigation;
•	substantial monetary awards to patients or other claimants;
•	decreased demand for our drug candidates and loss of revenues;
•	impairment of our business reputation;
•	diversion of management and scientific resources from our business operations; and
•	the inability to commercialize our drug candidates.

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Our insurance policies may be expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not know if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Risks Relating to Our Financial Position

We have never been profitable. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never been profitable and do not expect to be profitable in the foreseeable future. We have not yet begun any clinical trials or submitted any drug candidates for approval by regulatory authorities in the United States or elsewhere for any of our drug candidates for any indication. We have incurred net losses in each year since our inception, including net losses of $263,534 for the period April 17, 2017 (inception) through December 31, 2017, and $685,964 for the year ended December 31, 2018. We had an accumulated deficit of $949,498 as of December 31, 2018.

To date, we have devoted most of our financial resources to partnering with research and development facilities and our corporate overhead. We have not generated any revenues from product sales. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase when we commence clinical trials and seek regulatory approvals for, our drug candidates, prepare for and begin the commercialization of any approved products, and add infrastructure and personnel to support our drug development efforts and operations as a public company. We anticipate that any such losses could be significant for the next several years as we begin IND-enabling studies and clinical trials for our drug candidates and related activities required for regulatory approval and continue pursuing additional indications for our drug candidates in our future clinical trials. If any of our drug candidates fail in future clinical trials or do not gain regulatory approval, or if our drug candidates do not achieve market acceptance, we may never become profitable. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity (deficit) and working capital.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the FDA, EMA or other regulatory authority to perform studies or trials in addition to those currently expected, or if there are any delays in commencing or completing our clinical trials or the development of any of our drug candidates. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

We are currently funding the development of our drug candidates and prospective drug candidates. Developing pharmaceutical products, including conducting research, pre-clinical studies and clinical trials, is expensive. We will require additional future capital in order to begin and complete the research, development and clinical and regulatory activities necessary to bring our drug candidates to market in the future.

We intend to utilize our resources to continue our pre-clinical research studies, to fund the continued pre-clinical and subsequent clinical development of our drug candidates and to fund the research of prospective new drug candidates. Our financial resources will also be used for general corporate purposes, general and administrative expenses, capital expenditures, working capital and prosecution and maintenance of our licensed patents to the extent required under our license agreements. Accordingly, we will continue to require substantial additional capital to continue our research and development activities. Because successful development of our drug candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our drug candidates under development.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

•	the progress, costs, results of and timing of our drug candidate trials for the treatment of SSc and pain management, and the future pre-clinical and clinical development of our drug candidates for other potential indications;
•	the number and characteristics of drug candidates that we pursue;
•	the ability of our drug candidates to progress through future pre-clinical and future clinical development successfully;
•	our need to expand research and development activities;
•	the costs associated with securing and establishing commercialization and manufacturing capabilities;
•	market acceptance of our drug candidates;
•	the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies;
•	our ability to maintain, expand and defend the scope of our intellectual property portfolio rights, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
•	our need and ability to hire additional management and scientific and medical personnel;

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•	the effect of competing technological and market developments;
•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and
•	the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. Based upon our currently expected level of operating expenditures, we believe that we will be able to fund our operations through ______. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. Our existing capital resources will not be sufficient to enable us to complete the commercialization of our drug candidates, or to initiate any future clinical trials or additional development work for any other drug candidates not currently in development. Accordingly, we will need to raise substantial additional funds in the future.

We may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our drug development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or drug candidates or otherwise agree to terms unfavorable to us.

We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We are a biotechnology Company with a limited operating history. Our operations to date have been limited to the research and development of our drug candidates. We have not yet started clinical trials or obtained regulatory approvals for any of our drug candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market. Our financial condition and operating results may significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

•	any delays in regulatory review and approval of our drug candidates in future pre-clinical development, including our ability to receive approval from the FDA and the EMA for our drug candidates, and our planned clinical and pre-clinical studies and other work, as the basis for review and approval of our drug candidates;
•	delays in the commencement, enrollment and timing of clinical trials;
•	difficulties in identifying and treating patients suffering from our target indications;
•	the success of our future clinical trials through all phases of pre-clinical and clinical development;
•	potential side effects of our drug candidates that could delay or prevent approval or cause an approved drug to be taken off the market;
•	our ability to obtain additional funding to develop our drug candidates;
•	our ability to identify and develop additional drug candidates;
•	market acceptance of our drug candidates;
•	our ability to establish an effective sales and marketing infrastructure directly or through collaborations with third parties;
•	competition from existing products or new products that may emerge;
•	the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;
•	our ability to adhere to clinical study requirements directly or with third parties such as contract research organizations, or CROs;
•	our dependency on third-party manufacturers to manufacture our products and key ingredients;
•	our ability to establish or maintain collaborations, licensing or other arrangements;
•	the costs to us, and our ability and our third-party collaborators’ ability to obtain, maintain and protect our licensed intellectual property rights;
•	our ability to adequately support future growth;
•	our ability to attract and retain key personnel to manage our business effectively; and
•	potential product liability claims;

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

Our recurring losses from operations may raise doubt regarding our ability to continue as a going concern.

Because our continuing existence has been dependent upon raising capital to sustain our business, it raises doubt about our ability to continue as a going concern. Our independent registered public accounting firm have included an explanatory paragraph in its report on our consolidated financial statements stating there is doubt about our ability to continue as a going concern. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

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Risks Relating to Controlled Substances

Our drug candidates may contain controlled substances, the use of which may generate public controversy.

Since some of our drug candidates contain or are derived from controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our drug candidates. These pressures could also limit or restrict the introduction and marketing of one or more of our drug candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable by our drug candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.

Some or all of our drug candidates that we are developing may be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during non-clinical and clinical development and post-approval, and our financial condition.

Some or all of the drug candidates we plan to develop may contain controlled substances as defined in the Controlled Substances Act of 1970, or the CSA. Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

While cannabis, cannabis extracts, and some cannabinoids are Schedule I controlled substances, products approved for medical use in the United States that contain cannabis, cannabis extracts, some cannabinoids or synthetic cannabinoids must be placed on Schedules II-V, since approval by the FDA satisfies the “accepted medical use” requirement.

If approved by the FDA, we expect the finished dosage forms of our cannabinoid-derived drug candidates may be listed by the DEA as a Schedule II, III, IV, or V controlled substance. Consequently, their manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take one or more years, thereby delaying the launch of the drug product in the United States. Furthermore, if the FDA, DEA, or any foreign regulatory authority determines that any of our drug candidates may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of the drug product.

Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining the necessary registrations may result in delay of the manufacturing, development, or distribution of our drug candidates. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule our drug candidates. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners or clinical sites must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

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To conduct clinical trials with our drug candidates in the United States prior to approval, each of our research sites may be required to obtain and maintain a DEA researcher registration that will allow those sites to handle and dispense the drug candidate and to obtain the product. If the DEA delays or denies the grant of a research registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites.

Manufacturing of our drug candidates is, and, if approved, our commercial products may be, subject to the DEA’s annual manufacturing and procurement quota requirements, if classified as Schedule II. The annual quota allocated to us or our contract manufacturers for the controlled substances in our drug candidates may not be sufficient to meet commercial demand or complete clinical trials. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and operations.

If, upon approval of any of our drug candidates, the product is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute the product to pharmacies and other health care providers. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program may make physicians less willing to prescribe, and pharmacies to dispense, our products, if approved.

Our ability to research, develop and commercialize our drug candidates is dependent on our ability to obtain and maintain the necessary controlled substance registrations from DEA.

In the United States, the DEA regulates activities relating to the supply of cannabis for medical research and/or commercial development, including the requirement to obtain annual registrations to manufacture or distribute pharmaceutical products derived from cannabis extracts. The National Institute on Drug Abuse, or NIDA, also plays a role in oversight of the cultivation of cannabis for medicinal research. We do not currently handle any controlled substances, but we plan to partner with third-parties to engage in the research and development of cannabis-derived compounds for medical purposes. This will require that our third-party service providers obtain and maintain the necessary DEA registrations, and be subject to other regulatory requirements.

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Risks Relating to Regulatory Review and Approval of our Drug Candidates

In respect of our drug candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our drug candidates in those indications during that period of exclusivity.

The first New Drug Application, or NDA, applicant with an Orphan Drug Designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is usually entitled to a seven-year exclusive marketing period in the U.S. for that drug, for that indication. We rely in part on this orphan drug exclusivity and other regulatory exclusivities to protect our new chemical entities, or NCEs, and, potentially, our other products and drug candidates from competitors, and we expect to continue relying in part on these regulatory exclusivities in the future. The duration of that exclusivity period could be impacted by a number of factors, including the FDA’s later determination that the request for designation was materially defective, that the manufacturer is unable to supply sufficient quantities of the drug, or that the extension of the exclusivity period established by the Improving Regulatory Transparency for New Medical Therapies Act does not apply. There is no assurance that we will successfully obtain Orphan Drug Designation for other drug candidates or other rare diseases or that a drug candidate for which we receive Orphan Drug Designation will be approved, or that we will be awarded orphan drug exclusivity upon approval as, for example, the FDA may reconsider whether the eligibility criteria for such exclusivity have been met and/or maintained. Moreover, a drug product with an active moiety that is a different cannabinoid from that in any of our drug candidate or, under limited circumstances, the same drug product, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a drug candidate we are pursuing for the same indication before us, approval of our drug candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our drug candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a drug candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our drug candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, including whether two drugs are the same drug product, and future challenges could lead to changes that affect the protections potentially afforded our products in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved product containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.

In the European Union, if a marketing authorization is granted for a medicinal product that is designated an orphan drug, that product is entitled to ten years of marketing exclusivity. During the period of marketing exclusivity, subject to limited exceptions, no similar medicinal product may be granted a marketing authorization for the orphan indication. There is no assurance that we will successfully obtain orphan drug designation for future rare indications or orphan exclusivity upon approval of any of our drug candidates that have already obtained designation. Even if we obtain orphan exclusivity for any drug candidate, the exclusivity period can be reduced to six years if at the end of the fifth year it is established that the orphan designation criteria are no longer met or if it is demonstrated that the orphan drug is sufficiently profitable that market exclusivity is no longer justified. Further, a similar medicinal product may be granted a marketing authorization for the same indication notwithstanding our marketing exclusivity if we are unable to supply sufficient quantities of our product, or if the second product is safer, more effective or otherwise clinically superior to our orphan drug. In addition, if a competitor obtains marketing authorization and orphan exclusivity for a product that is similar to a drug candidate we are pursuing for the same indication, approval of our drug candidate would be blocked during the period of orphan marketing exclusivity unless we could demonstrate that our drug candidate is safer, more effective or otherwise clinically superior to the approved product.

We cannot be certain that any of our drug candidates will receive regulatory approval, and without regulatory approval we will not be able to market our drug candidates.

Our business currently depends entirely on the successful development and commercialization of our drug candidates. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of our drug candidates and our licensing of our drug candidates, in one or more of their targeted indications.

Through our research agreements, we are currently researching our drug candidates and thus have no products approved for sale and cannot guarantee that there will ever have marketable products. The development of a drug candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States, the EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our drug candidates in the United States or Europe until we receive approval of a NDA from the FDA or a Marketing Authorization Application, or MAA, from the EMA, respectively. We have not submitted any marketing applications for any of our drug candidates.

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NDAs and MAAs must include extensive pre-clinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA and the EMA review processes can take years to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators of other jurisdictions, such as the EMA, have their own procedures for approval of drug candidates. Even if a product is approved, the FDA or the EMA, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a drug candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, Europe or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, pre-clinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our drug candidates or other products. Also, regulatory approval for any of our drug candidates may be withdrawn.

Before we submit a NDA to the FDA or a MAA to the EMA for any of our drug candidates, we must successfully complete pre-clinical studies and subsequent clinical trials. We cannot predict whether our future trials and studies will be successful or whether regulators will agree with our conclusions regarding the pre-clinical studies we have conducted to date.

If we are unable to obtain approval from the FDA, the EMA or other regulatory agencies for our drug candidates, or if, subsequent to approval, we are unable to successfully commercialize our drug candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.

If we receive regulatory approvals, we intend to market our drug candidates in multiple jurisdictions where we have limited or no operating experience and may be subject to increased business and economic risks that could affect our financial results.

If we receive regulatory approvals, we plan to market our drug candidates in jurisdictions where we have limited or no experience in marketing, developing and distributing our products and cannot guarantee that we will ever have marketable products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We are subject to a variety of risks inherent in doing business internationally, including risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, trade control laws and unexpected changes in laws, regulatory requirements and enforcement, as well as risks related to fluctuations in currency exchange rates and political, social and economic instability in foreign countries. If we are unable to manage our international operations successfully, our financial results could be adversely affected.

In addition, controlled substance legislation may differ in other jurisdictions and could restrict our ability to market our products internationally. Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including Cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to us obtaining marketing approval for our drug candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our candidates to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. We would be unable to market our candidates in countries with such obstacles in the near future or perhaps at all without modification to laws and regulations.

Delays in the commencement, enrollment and completion of pre-clinical studies and clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our drug candidates.

Delays in the commencement, enrollment and completion of our future pre-clinical studies and clinical trials could increase our product development costs or limit the regulatory approval of our drug candidates. Although we anticipate that existing cash and cash equivalents following this offering will be sufficient to fund our projected operating requirements for at least __ months, we will require additional funding for our business activities. In addition, we do not know whether any future trials or studies of our other drug candidates, including any confirmatory clinical trial of our drug candidates, will begin on time or will be completed on schedule, if at all. The commencement, enrollment and completion of clinical trials can be delayed or suspended for a variety of reasons, including:

•	inability to obtain sufficient funds required for the commencement of pre-clinical and clinical trials;
•	inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•	clinical holds, other regulatory objections to commencing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

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•	discussions with the FDA or non-U.S. regulators regarding the scope or design of our clinical trials;
•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indications targeted by our drug candidates;
•	inability to obtain approval from institutional review boards, or IRBs, to conduct a clinical trial at their respective sites;
•	severe or unexpected drug-related adverse effects experienced by patients;
•	inability to timely manufacture sufficient quantities of the drug candidate required for a clinical trial;
•	difficulty recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indications as our drug candidates; and
•	inability to retain enrolled patients after a clinical trial is underway.

Changes in regulatory requirements and guidance may also occur and we may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. In addition, any future clinical trial may be suspended or terminated at any time by us, our future collaborators, the FDA or other regulatory authorities due to a number of factors, including:

•	our failure to conduct a clinical trial in accordance with regulatory requirements of our clinical protocols;
•	unforeseen safety issues or any determination that any future clinical trial presents unacceptable health risks;
•	lack of adequate funding to begin any future clinical trial due to unforeseen costs or other business decisions; and
•	a breach of the terms of any agreement with, or for any other reason by, future collaborators that have responsibility for the clinical development of any of our drug candidates.

In addition, if we, or any of our potential future collaborators are required to conduct additional clinical trials or other pre-clinical studies of our drug candidates beyond those contemplated, our ability to obtain regulatory approval of these drug candidates and generate revenue from their sales would be similarly harmed.

Our drug candidates may have undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Unforeseen side effects from any of our drug candidates could arise either during clinical development or, if approved, after the approved product has been marketed. The range and potential severity of possible side effects from systemic therapies is significant. The results of future clinical trials may show that our drug candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings.

If any of our drug candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
•	we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;
•	we may be subject to limitations on how we may promote the product;
•	sales of the product may decrease significantly;
•	regulatory authorities may require us to take our approved product off the market;
•	we may be subject to litigation or product liability claims; and
•	our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our drug candidates, if approved, it is less likely that they will be widely used.

Market acceptance and sales of our drug candidates, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for our drug candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our drug candidates. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize our drug candidates.

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In March 2010, the Patient Protection and Affordable Care Act, or PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the United States. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of our initial drug candidate or any future drug candidates. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and alternative health care reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.  Strong, partisan disagreement in Congress has prevented implementation of various PPACA provisions, and the Trump Administration has made repeal of the PPACA a priority.  One of the first executive orders of the Trump administration granted federal agencies broad powers to unwind regulations under the PPACA. On January 11, 2017, the Senate voted to approve a “budget blueprint” allowing Republicans to repeal parts of the law while avoiding Democrat filibuster.  The “Obamacare Repeal Resolution” passed 51-48.  Certain legislators are continuing their efforts to repeal the PPACA, although there is little clarity on how such a repeal would be implemented and what a PPACA replacement might look like.  For the immediate future, there is significant uncertainty regarding the health care, health care coverage and health care insurance markets.

The U.S. government has in the past considered, is currently considering and may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare policies, including policies stemming from legislation or regulations affecting our business, may be proposed or enacted in the future; what effect such policies would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

If we do not obtain protection under the Hatch-Waxman Act and similar legislation outside of the United States by extending the patent terms and obtaining data exclusivity for our drug candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our drug candidates, if any, one or more of our U.S. licensed patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug candidate will be shortened and our competitors may obtain approval of competing products following our licensed patent expiration, and our revenue could be reduced, possibly materially.

If we market products in a manner that violates healthcare fraud and abuse laws, or if we violate government price reporting laws, we may be subject to civil or criminal penalties.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, commonly referred to as “fraud and abuse” laws, have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. Other jurisdictions such as Europe have similar laws. These laws include false claims and anti-kickback statutes. If we market our products and our products are paid for by governmental programs, it is possible that some of our business activities could be subject to challenge under one or more of these laws.

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Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service covered by Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

If the FDA and EMA and other regulatory agencies do not approve the manufacturing facilities of our future contract manufacturers for commercial production, we may not be able to commercialize any of our drug candidates.

We do not intend to manufacture the pharmaceutical products that we plan to sell. We currently have no agreements with contract manufacturers for the production of the active pharmaceutical ingredients and the formulation of sufficient quantities of drug product for our drug candidates’ pre-clinical studies and clinical trials and that we believe we will need to conduct prior to seeking regulatory approval. We do not have agreements for commercial supplies of any of our drug candidates and we may not be able to reach agreements with these or other contract manufacturers for sufficient supplies to commercialize a drug candidate if it is approved. Additionally, the facilities used by any contract manufacturer to manufacture a drug candidate must be the subject of a satisfactory inspection before the FDA or the regulators in other jurisdictions approve the drug candidate manufactured at that facility. We will be completely dependent on these third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and current good manufacturing practice requirements of any governmental agency whose jurisdiction to which we are subject, our drug candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the drug candidates, including:

•	the possibility that we are unable to enter into a manufacturing agreement with a third party to manufacture our drug candidates;
•	the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and
•	the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

Any of these factors could cause the delay of approval or commercialization of our drug candidates, cause us to incur higher costs or prevent us from commercializing our drug candidates successfully. Furthermore, if any of our drug candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our drug candidates and to have any such new source approved by the government agencies that regulate our products.

Even if our drug candidates receive regulatory approval, we may still face future development and regulatory difficulties.

Our drug candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMPs. As such, we and our contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our drug candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;
•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
•	require us or our potential future collaborators to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
•	impose other administrative or judicial civil or criminal penalties;
•	withdraw regulatory approval;
•	refuse to approve pending applications or supplements to approved applications filed by us or our potential future collaborators;
•	impose restrictions on operations, including costly new manufacturing requirements; or
•	seize or detain products.

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Risks Relating to the Commercialization of Our Products

Even if approved, our drug candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.

The commercial success of our drug candidates, if approved, will depend upon their acceptance among the medical community, including physicians, health care payors and patients. The degree of market acceptance of our drug candidates will depend on a number of factors, including:

•	limitations or warnings contained in our drug candidates’ FDA-approved labeling;
•	changes in the standard of care or availability of alternative therapies at similar or lower costs for the targeted indications for any of our drug candidates;
•	limitations in the approved clinical indications for our drug candidates;
•	demonstrated clinical safety and efficacy compared to other products;
•	lack of significant adverse side effects;
•	sales, marketing and distribution support;
•	availability of reimbursement from managed care plans and other third-party payors;
•	timing of market introduction and perceived effectiveness of competitive products;
•	the degree of cost-effectiveness;
•	availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;
•	the extent to which our drug candidates are approved for inclusion on formularies of hospitals and managed care organizations;
•	whether our drug candidates are designated under physician treatment guidelines for the treatment of the indications for which we have received regulatory approval;
•	adverse publicity about our drug candidates or favorable publicity about competitive products;
•	convenience and ease of administration of our drug candidates; and
•	potential product liability claims.

If our drug candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients, the medical community and healthcare payors, sufficient revenue may not be generated from these products and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our drug candidates may require significant resources and may never be successful.

We have no sales, marketing or distribution experience and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

We have no sales, marketing or distribution experience. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that our initial drug candidate or any of our other drug candidates will be approved. For drug candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including:

•	we or our third-party sales collaborators may not be able to attract and build an effective marketing or sales force;
•	the cost of securing or establishing a marketing or sales force may exceed the revenues generated by any products; and
•	our direct sales and marketing efforts may not be successful.

We may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues may depend heavily on the success of the efforts of these third parties.

We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our drug candidates and our financial condition and operating results.

Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek collaborations with companies that have more experience. Additionally, if any of our drug candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to our unlicensed territories. If we are unable to enter into arrangements on acceptable terms, if at all, we may be unable to effectively market and sell our products in our target markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our drug candidates.

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When we collaborate with a third party for development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party. For example, we may relinquish the rights to a drug candidate in jurisdictions outside of the United States. Our collaboration partner may not devote sufficient resources to the commercialization of our drug candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may not be favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our drug candidates. In some cases, once we have begun pre-clinical and initial clinical development of a drug candidate, we may be responsible for continuing research, or research programs under a collaboration arrangement, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our drug candidates, we would face increased costs, we may be forced to limit the number of our drug candidates we can commercially develop or the territories in which we commercialize them and we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition may be materially and adversely affected.

If serious adverse events or other undesirable side effects are identified during the development of a drug candidate for one indication, we may need to abandon our development of the drug candidate for other indications.

Drug candidates in clinical stages of development have a high risk of failure. We cannot predict when or if a drug candidate will prove effective or safe in humans or will receive regulatory approval. New side effects could, however, be identified as our we begin clinical trials for our drug candidate in additional indications. If new side effects are found during the development of a drug candidate for any indication, if known side effects are shown to be more severe than previously observed or if a drug candidate is found to have other unexpected characteristics, we may need to abandon our development of a drug candidate for all potential indications. We cannot assure you that additional or more severe adverse side effects with respect to a drug candidate will not develop in when we begin clinical trials, which could delay or preclude regulatory approval of a drug candidate or limit its commercial use.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our licensed patent position does not adequately protect our drug candidates, others could compete against us more directly, which would harm our business, possibly materially.

Our commercial success will depend in part on our licensors and us obtaining and maintaining patent protection and trade secret protection of our current and future drug candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our drug candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities and the right under our licensed patent to contest alleged infringement.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our licensed intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.

Others have filed, and in the future, are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition or invalidity proceedings before U.S. or non-U.S. patent offices.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to develop a platform similar to, or better than, ours in a way that is not covered by the claims of our licensed or owned patents;
•	others may be able to make compounds that are similar to our drug candidates but that are not covered by the claims of patents we have or are licensed to us;
•	we might not have been the first to make the inventions covered by any pending patent applications which have been or may be filed;
•	we might not have been the first to file patent applications for these inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies;
•	any patents that we obtain, or are licensed to us, may not provide us with any competitive advantages;
•	we, or our licensors, may not develop additional proprietary technologies that are patentable; or
•	the patents of others may have an adverse effect on our business.

Without patent protection on the composition of matter of our drug candidates, our ability to assert our patents to stop others from using or selling our drug candidates in a non-pharmaceutically acceptable formulation may be limited.

Due to the patent laws of a country, or the decisions of a patent examiner in a country, or our own filing strategies, we may not obtain patent coverage for all of our drug candidates or methods involving these candidates in the parent patent application. We plan to pursue and request our licensors to pursue divisional patent applications or continuation patent applications in the United States and other countries to obtain claim coverage for inventions which were disclosed but not claimed in the parent patent application.

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We may also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets may be expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Our commercial success will depend, in part, on our ability, and the ability of our licensors, to obtain and maintain patent protection. Our licensors’ failure to obtain and maintain patent protection for our products may have a material adverse effect on our business.

Pursuant to our license agreement with NIH and License Agreement and MOUs with the Hebrew University’s technology transfer office, we have obtained and may obtain rights to certain patents. For additional information regarding these license agreements, see “Business – Intellectual Property.” In the future, we may seek rights from third parties to other patents or patent applications. Our success will depend, in part, on our ability and the ability of our licensors to maintain and/or obtain and enforce patent protection for our proposed products and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. Patent positions in the field of biotechnology and pharmaceuticals are generally highly uncertain and involve complex legal and scientific questions. We cannot be certain that we or our licensors were the first inventors of inventions covered by our licensed patents or that we or they were the first to file. Accordingly, the patents licensed to us may not be valid or afford us protection against competitors with similar technology. The failure to maintain and/or obtain patent protection on the technologies underlying our proposed products may have material adverse effects on our competitive position and business prospects.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

If we choose to go to court to stop another party from using the inventions claimed in any patents we may obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. These lawsuits may be expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to such patents. In addition, the U.S. Supreme Court has recently modified some tests used by the U.S. Patent and Trademark Office, or USPTO, in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license.

We may infringe the intellectual property rights of others, which may prevent or delay our drug development efforts and stop us from commercializing or increase the costs of commercializing our drug candidates.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We cannot guarantee that our products, or manufacture or use of our drug candidates, will not infringe third-party patents. Furthermore, a third party may claim that we or our manufacturing or commercialization collaborators are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our drug candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our commercialization collaborators are infringing the third party’s patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our commercialization collaborators may not have a viable way around the patent and may need to halt commercialization of the relevant product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages for having violated the other party’s patents. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our drug candidates to market and be precluded from manufacturing or selling our drug candidates.

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We cannot be certain that others have not filed patent applications for technology covered by pending applications subject to our license agreements, or that we were the first to invent the technology, because:

•	some patent applications in the United States may be maintained in secrecy until the patents are issued;
•	patent applications in the United States are typically not published until 18 months after the priority date; and
•	publications in the scientific literature often lag behind actual discoveries.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Currently, we rely upon our licensors to fund the payments under our license agreements. We are required to reimburse our licensors for these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Risks Associated with Our Securities

Our executive officers, directors and principal stockholders have the ability to control all matters submitted to stockholders for approval.

Our executive officer, directors and stockholders who own more than 5% of our outstanding shares of common stock, beneficially own shares, in the aggregate, representing approximately [ ]% of our currently outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act collectively, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful stockholder claims against us and may reduce the amount of money available to us.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation limits the liability of our directors to the fullest extent permitted by law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation and By-Laws provide that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of our company or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our certificate of incorporation provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

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The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to stockholders who may choose to bring a claim against our company.

Our stock price may be volatile, and purchasers of our securities could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general, and the market for new drug companies, in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the following:

•	our ability to successfully commercialize, and realize revenues from sales of, any products we may develop;

•	the performance, safety and side effects of any drug candidates we may develop;

•	the success of competitive products or technologies;

•	results of clinical studies of any drug candidates we may develop or those of our competitors;

•	regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to any products we may develop;

•	introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our drug candidates, clinical studies, manufacturing process or sales and marketing terms;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional products or other products we may develop;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders;

•	general economic, industry and market conditions; and

•	the other risks described in this “Risk Factors” section.

These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and prospects.

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Our outstanding warrants may have an adverse effect on the market price of our common stock.

In connection with this offering, we will be issuing warrants to purchase up to _____ shares of our common stock. The sale, or even the possibility of sale, of the warrants or the shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent our warrants, or any additional warrants we issue, are exercised, you may experience dilution to your holdings.

We do not intend to pay dividends on our common stock.

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends on our common stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our common stock in the foreseeable future. As a result, any gain you will realize on our common stock (including common stock obtained upon exercise of our warrants) will result solely from the appreciation of such shares.

You will experience immediate and substantial dilution.

The difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to the investors in this offering. Our initial stockholders acquired their securities prior to this offering at substantially less than investors are paying in this offering, significantly contributing to this dilution. Upon consummation of this offering, assuming all of the units offered hereby are sold, investors in the units, which includes one share of common stock valued at $[•] per share, will incur an immediate and substantial dilution of approximately [•]% or $[•] per share (the difference between the pro forma net tangible book value per share $[•], and the initial offering price of $[•] per unit). This is because investors in this offering will be contributing approximately [•]% of the total amount paid to us for our outstanding securities after this offering but will only own [•]% of our outstanding securities. Accordingly, the per-share purchase price investors will be paying substantially exceeds our per share net tangible book value.

The determination for the offering price of the units is more arbitrary compared with the pricing of securities for an established operating company.

Prior to this offering, there has been no public market for our units, shares of common stock or warrants. The public offering price of the units and the terms of the warrants were negotiated between us and the underwriters. Factors considered in determining the prices and terms of the securities offered hereby include:

•	the history and prospects of companies similar to our company;

•	prior offerings of those companies;

•	our prospects;

•	our capital structure;

•	an assessment of our management;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

However, although these factors were considered, the determination of the offering price is more arbitrary than the pricing of securities for an established operating company.

Following this offering, the price of our securities may vary significantly due to general market or economic conditions as well as other factors. Furthermore, an active trading market for the securities may never develop or, if developed, may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of an initial public offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of the Nasdaq. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 10-K for the fiscal year ended December 31, 2020. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes- Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and as our business expands we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

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If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, or NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

An active trading market may not develop for our securities, and you may not be able to sell your shares at or above the initial public offering price.

There is no established trading market for our securities, and the market for our securities may be highly volatile or may decline regardless of our operating performance. Prior to this offering, you could not buy or sell our securities publicly. An active public market for our securities may not develop or be sustained after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our securities or how liquid that market might become. If a market does not develop or is not sustained, it may be difficult for you to sell your shares at the time you wish to sell them, at a price that is attractive to you, or at all.

The initial public offering price per unit has been determined through negotiation between us and our underwriters, and may not be indicative of the market prices that prevail after this offering. You may not be able to sell your securities at or above the initial public offering price.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our securities will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds,” we will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. If we fail to apply these funds effectively it could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the commercialization of any products we may develop. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our By-Laws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of directors. Because our Board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.

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•	our board of directors is divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;
•	our board of directors has the right to elect directors to fill a vacancy created by the expansion of our Board of directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our board of directors;
•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and
•	our board of directors is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management or members of our board of directors. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

If we do not maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of our warrants, holders will be able to exercise such warrants only on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will be able to exercise them only on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933. As a result, the number of shares of common stock that holders will receive upon exercise of the warrants will be fewer than it would have been had such holder exercised his warrant for cash. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our company may be reduced.

Our ability to require holders of our warrants to exercise such warrants on a cashless basis will cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.

If we call our warrants for redemption after the redemption criteria described elsewhere in this prospectus have been satisfied, we will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If we choose to require holders to exercise their warrants on a cashless basis, the number of shares of common stock received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company.

We may amend the terms of the warrants in a way that may be adverse to holders with the approval by the holders of a majority of the then outstanding warrants.

Our warrants will be issued in registered form under a warrant agreement between ___________________, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The warrant agreement requires the approval by the holders of a majority of the then outstanding warrants) in order to make any change that adversely affects the interests of the registered holders.

We may redeem the warrants at a time that is not beneficial to investors.

We may call our warrants for redemption at any time after the redemption criteria described elsewhere in this prospectus have been satisfied. If we call such warrants for redemption, holders may be forced to accept a nominal redemption price or sell or exercise the warrants when they may not wish to do so.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•	limited operating history;

•	reliance on third parties for research;

•	results of operations;

•	ability to manage growth;

•	regulatory or operational risks;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	capital structure;

•	ability to obtain additional financing when and if needed; and

•	liquidity.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Use of Proceeds

We estimate that the net proceeds of this offering will be $_________ , or approximately $___ million, if the underwriters exercise their option to purchase additional shares in full, from the sale of our Series A Units offered by us in this offering after deducting the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for research and development, licensing of additional intellectual property and working capital and general corporate purposes.

We believe that the net proceeds of the offering will allow us to operate for at least the next ___ months.

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Dilution

The difference between the offering price per unit in this offering and the Pro Forma As Adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the total number of outstanding shares of common stock.

As of December 31, 2018, on an Actual basis and a Pro Forma basis, our net tangible book value is as follows:

	Actual	Pro Forma
Net book value - Actual	$
Net tangible book value – Actual
Net tangible book value	$
Total common shares outstanding - Pro Forma
Net tangible book value per common share - Pro Forma

After giving effect to the sale of the Series A Units in this offering, on a Pro Forma As Adjusted basis, our net tangible book value would be $____________, or $0. __ per common share, after deducting underwriting discounts and expenses of this offering totaling approximately $_______________. This represents an immediate increase in Pro Forma As Adjusted net tangible book value of $0.__ per Series A Unit to our existing stockholders and an immediate dilution of $_____ per share to investors purchasing Series A Units in this offering.

The following table illustrates the dilution to new investors on a per-share basis:

Offering price per Series A Unit		$
Pro Forma net tangible book value per share before this offering	$
Increase in Pro Forma As Adjusted net tangible book value per share attributable to investors purchasing shares in this offering
Pro Forma As Adjusted net tangible book value per share after this offering
Dilution in Pro Forma As Adjusted net tangible book value per share to investors in this offering

The following table sets forth information with respect to our existing stockholders and the new investors as follows:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

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Capitalization

The following table sets forth our capitalization as of December 31, 2018, on an actual basis, on a Pro Forma basis to give effect to the events described in footnote (1), below, and on a Pro Forma As Adjusted basis to give effect to the events described in footnote (2), below.

				Pro Forma
	Actual		Pro Forma (1)	As Adjusted (2)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding		$—	$—	$—
Common stock, $0.001 par value, 50,000,000 shares authorized, 10,776,667 shares issued and outstanding actual; ________ shares issued and outstanding Pro Forma; ______ shares issued and outstanding, Pro Forma As Adjusted		10,767

Additional paid-in capital		942,969
Accumulated deficit		(949,498)
Accumulated other comprehensive loss		(9,564)
Total stockholders' equity (deficit)		(5,326)
Total capitalization	$

(1)	The "Pro Forma" information gives effect to net proceeds of approximately $_______ of securities in our 2019 equity private placement.

(2)	The “Pro Forma As Adjusted” information gives effect to the sale of all of the units by us in the offering We will pay all of the expenses of the offering.

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Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements involving risks and uncertainties and should be read together with the "Risk Factors" section of this prospectus for a discussion of important factors which could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.

The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are cannabidiol, or CBD, and tetrahydrocannabinol, or THC.

We intend to pursue U.S. Food and Drug Administration, or FDA, approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our products for the diseases and indications for which our products are intended at higher prices when compared to non-approved products.

Our products will utilize synthetically produced cannabinoids as opposed to plant based compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.

We have devoted substantially all of our resources to our development efforts relating to our drug candidates, including designing future pre-clinical studies, providing general and administrative support for these operations and protecting our licensed intellectual property. We do not have any products approved for sale and have not generated any revenue from product sales. From our inception until December 31, 2018, we have funded our operations primarily through the private placement of common stock and warrants.

We have incurred net losses in each year since our inception. Our net losses were $685,964 and $263,534 for the year ended December 31, 2018 and the period from April 18, 2017 (inception) through December 31, 2017, respectively. As of December 31, 2018, we had an accumulated deficit of $949,498. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that all our expenses will increase substantially as we:

•	continue our research and development efforts;
•	contract with third-party research organizations to management our pre-clinical and clinical trials for our drug candidates;
•	outsource the manufacturing of our drug candidates for pre-clinical testing and clinical trials;
•	seek to obtain regulatory approvals for our drug candidates;
•	maintain, expand and protect our intellectual property portfolio;
•	add operational, financial and management information systems and personnel to support our research and development and regulatory efforts; and
•	operate as a public company.

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We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to the commercialization of our drug candidates or any of our other drug candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our drug candidates.

Financial Overview

Revenue

We did not have any revenue during the period from April 18, 2017 (inception) through December 31, 2018. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize a drug candidate in the United States. In the event we choose to pursue a partnering arrangement to commercialize a drug candidate or other products outside the United States, we would expect to initiate additional research and development in the future.

Operating Expenses

Operating expenses since our inception have only consisted of research and development costs and general and administrative costs.

Research and Development

Since our inception, we have focused our resources on our research and development activities. We recognize research and development expenses as they are incurred. Our research and development expenses consist of fees paid under our agreements with Hebrew University and the NIH. For the period from April 18, 2017 (inception) through December 31, 2017 and for the year ended December 31, 2018, we incurred $131,839 and $277,539 in research and development expenses, respectively. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our drug candidates and other indications and to further advance the development of other potential drug candidates, subject to the availability of additional funding.

Drug Candidates

The majority of our research and development resources are focused on our drug candidates. We have incurred and expect to continue to incur significant expense in connection with these efforts.

General and Administrative Expenses

General and administrative expenses consist primarily of costs related to our Management Services Agreements, or MSAs. Other significant general and administrative expenses include, accounting and legal services and expenses associated with obtaining and maintaining patents. For the period April 18, 2017 (inception) through December 31, 2017 and for the year ended December 31, 2018, we incurred $131,695 and $408,425 of general and administrative expenses, respectively.

We expect that our general and administrative expenses will increase due to the further development of our drug candidates. We believe that these increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for outside consultants, lawyers and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.

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Net Loss Per Share

Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of an initial public offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

The following table summarizes our results of operations from inception through December 31, 2017 and for the fiscal year ended December 31, 2018:

	Year Ended December 31, 2018	Period from April 18, 2017 (Inception) to December 31, 2017
Operating Expenses:
General and Administrative	408,425	131,695
Research and Development	277,539	131,839
Loss from operations	(685,964)	(263,534)
Net Loss	(685,964)	(263,534)

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses since our inception and, as of December 31, 2018, we had an accumulated deficit of $949,498. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may seek to obtain through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Since our inception through December 31, 2018, we have funded our operations principally with $910,000 from the sale of common stock and units comprised of common stock and warrants. As of December 31, 2018, we had cash of $1,660. Since January 1, 2019 through April 3, 2019, we have raised an additional $1,075,992 through additional sales of units comprised of common stock and warrants.

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Future Funding Requirements

We have not generated any revenue. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize any of our drug candidates. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue to research, develop, and seek regulatory approval for, our drug candidates. We expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations.

Based upon our current operating plan, until we raise the funds we are seeking under this offering, we may need to continue to raise capital through on-going private placements to fund our operating expenses. We anticipate the funds we raise in this offering will meet our capital needs through _______, 2020. Thereafter, we will need to obtain substantial additional financing to fund future clinical trials for our drug candidates. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our initial drug candidates.

Our future capital requirements will depend on many factors, including:

•	the progress, costs, results and timing of our drug candidates’ future pre-clinical studies and future clinical trials, and the clinical development of our drug candidates for other potential indications beyond their initial target indications;
•	the willingness of the FDA and the EMA to accept our future drug candidate clinical trials, as well as our other completed and planned clinical and pre-clinical studies and other work, as the basis for review and approval of our drug candidates;
•	the outcome, costs and timing of seeking and obtaining FDA, EMA and any other regulatory approvals;
•	the number and characteristics of drug candidates that we pursue, including our drug candidates in future pre-clinical development;
•	the ability of our drug candidates to progress through clinical development successfully;
•	our need to expand our research and development activities;
•	the costs associated with securing and establishing commercialization and manufacturing capabilities;
•	the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies;
•	our ability to maintain, expand and defend the scope of our licensed intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
•	need and ability to hire additional management our and scientific and medical personnel;
•	the effect of competing technological and market developments;
•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and
•	the economic and other terms, timing and success of any collaboration, licensing or other arrangements into which we may enter in the future.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt and equity securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, the amendments arc effective for fiscal years beginning after December 15, 2019, and interim periods within that reporting period. Earlier adoption is permitted for all entities as of the beginning of an interim period for which financial statements have not been issued or have not been made available for issuance. The Company is currently evaluating the impact the adoption of the new standard will have on its consolidated financial statements and disclosures.

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In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides guidance on how to record eight specific cash flow issues. This guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 Early adoption is permitted and a retrospective transition method to each period should be presented. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments arc effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 2017-01”), which amends the guidance of FASB ASC Topic 805, Business Combinations (ASC 805) adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The objective of ASU 2017-01 is to narrow the definition of what qualifies as a business under Topic 805 and to provide guidance for streamlining the analysis required to assess whether a transaction involves the acquisition (disposal) of a business. ASU 2017-01 provides a screen to assess when a set of assets and processes do not qualify as a business under Topic 805, reducing the number of transactions that need to be considered as possible business acquisitions. ASU 2017-01 also narrows the definition of output under Topic 805 to make it consistent with the description of outputs under Topic 606. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2017-01 on January 1, 2019 did not have a material impact on the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is evaluating the effect that ASU 2017-11 will have on its consolidated financial statements and related disclosures.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The amendments in this ASU provide financial statement preparers with an option to reclassify stranded tax effects within Accumulated Other Comprehensive Income (“AOCI”) to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This amendment is effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

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In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements in Topic 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. For all entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes- Oxley Act for the fiscal year ending December 31, 2020. As of the date of this prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal controls.

Effect of Inflation and Changes in Prices

We do not believe that inflation and changes in prices will have a material effect on our operations.

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Business

Overview

We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.

The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are cannabidiol, or CBD, and tetrahydrocannabinol, or THC.

We intend to pursue U.S. Food and Drug Administration, or FDA, approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our products for the diseases and indications for which our products are intended at higher prices when compared to non-approved products.

Our products will utilize synthetically produced cannabinoids as opposed to plant based compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.

Our Strategic Relationships

We are advancing four cannabinoid programs in collaboration with top researchers at world-renowned academic and medical research institutions that are leaders in cannabinoid and cannabis research.

Hebrew University Programs

We are working with leading researchers at The Hebrew University on three projects, each of which seek to identify novel cannabinoid based therapeutics for development (each, a Hebrew University Program, and, collectively, the Hebrew University Programs).

Proprietary CBD-mediated, Opioid-sparing Anesthetics

In collaboration with Dr. Alexander Binshtok of Hebrew University, we are evaluating the CBD-mediated activation of nociceptive, transient receptor potential cation channels, or TRPV1 and TRPA1 channels, for painless pain-selective anesthesia. Dr. Binshtok is studying the effects of approved anesthetics in combination with CBD on sodium currents and action potential. The research will be carried out, under the Company’s sponsorship and supervision, by Dr. Binshtok and his team at Hebrew University.

In a previous study, Dr. Binshtok discovered that the injection of capsaicin, a TRPV1 and TRPA1 channel activator, in combination with QX-314, a lidocaine derivative, in-vivo effectively silenced pain and itch. Building upon these prior results, our sponsored research program with Dr. Binshtok has demonstrated “proof of concept” feasibility that CBD, a TRPV1 and TRPA1 channel activator, can be used as an alternative to capsaicin in combination with chloroprocaine, an approved anesthetic, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects.

We are currently working with Dr. Binshtok to optimize potential treatment regimens, as well as to conduct safety and efficacy studies. We believe that our proprietary combination of CBD with an approved anesthetic may be eligible for the FDA’s 505(b)2 development pathway. This pathway was introduced to avoid duplication of studies already performed on drug compounds, in this case both CBD and the anesthetics, and would significantly reduce the future time and costs associated with clinical development.

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We believe our proprietary combination of CBD with an approved anesthetic would be applicable in multiple clinical settings including:

•	opioid-sparing post-operative pain management
•	nerve block anesthesia
•	epidural anesthesia during childbirth (i.e., pain relief while retaining the ability to “push”)
•	spinal anesthesia, particularly in patients susceptible to low blood pressure (e.g., the elderly)
•	dental anesthesia
•	inflammatory, cancer and neuropathic pain and itch

Each of these potential applications represents a significant market opportunity in the United States, as well as globally.

Additionally, we believe that opioid-sparing, pain-selective anesthetics may also reduce the need for the use of highly-addictive opioids in tandem with anesthetics or for general stand-alone pain management helping to address a growing opioid epidemic in the United States. According to the Center for Disease Control and Prevention, or CDC, there were nearly 30,000 overdose deaths related to opioids in 2017. The U.S. Federal Government budgeted approximately $4.6 billion for 2018 to combat the growing opioid epidemic. Given the growing health and economic impact of opioids, we believe an opioid-sparing anesthetic, such as those in our novel class of pain-selective anesthetics, would be well-received by the market and may be considered for an expedited review by the FDA.

Synthesis of Novel Cannabinoids

In collaboration with Dr. Dmitry Tsvelikhovsky of Hebrew University, we are pursuing two programs seeking to synthesize novel cannabinoids: cannabinoid-based dual-action compounds and novel chemical derivatives based upon the molecular structure of existing cannabinoids. Both of these programs are intended to provide us with a series of proprietary new chemical entities, or NCEs, for evaluation as potential drug candidates.

Cannabinoid-based Dual-action Compounds

Our first program seeks to create new dual-action, cannabinoid-based hybrid NCEs which improve upon the efficacy, side effects or a combination of both compared to FDA-approved drugs and other promising drug candidates currently under development. Our initial strategy is to focus on indications that have been proven to be responsive to cannabinoids and cannabinoid therapeutics such as certain metabolic, autoimmune and inflammatory diseases. We are initially targeting the creation of approximately three new, proprietary compounds as part of this program.

Novel Chemical Derivatives of Existing Cannabinoids

Our second program seeks to create novel derivatives of two cannabinoids, CBG (which is a precursor to CBD and THC) and THCV, which we intend to evaluate for their potential therapeutic benefits. We are initially targeting the creation of approximately four and ten new proprietary CGB and THCV compounds, respectively, as part of this program.

CBG is a non-psychoactive cannabinoid found in cannabis that is believed to boost anandamide, a naturally occurring endocannabinoid that increases dopamine levels and is responsible for regulating various bodily functions related to mood, sleep and appetite. In addition, CBG is also believed to be a possible inhibitor of the psychoactive effects of THC. CBG is believed to have potential benefits in the areas of pain relief, inflammatory bowel disease/colitis, anti-cancer and anti-bacterial activities, neurodegenerative diseases (e.g., Huntington’s disease), cachexia, depression, overactive bladder and various forms of epilepsy.

THCV is a psychoactive cannabinoid found in cannabis that shares a similar molecular structure to THC. Despite the structural similarities to THC, the psychoactive properties of THCV are more difficult to define. In low doses, THCV is believed to be an antagonist of the CB1 receptor. In high doses, however, THCV is believed to be an agonist of the CB1 receptor similar to THC. Unlike THC, which increases appetite, THCV has the opposite effect of suppressing appetite making it a popular research target for weight loss and diabetes drugs. Further, THCV is also believed to have anti-inflammatory, anti-anxiety and anti-seizure properties, as well as being effective at reducing tremors associated with central nervous system conditions such as amyotrophic lateral sclerosis, or ALS, Parkinson’s disease and Alzheimers.

That fact that CBG and THCV already demonstrate biological activity gives us reason to believe that their derivatives will also be biologically active. These derivatives may also demonstrate different biological activity than their respective parent compounds.

We are initially targeting the creation of approximately four and ten new proprietary CGB and THCV derivatives, respectively, as part of this program. Once we complete the initial research program, we intend to test these derivative compounds in in vitro assays to determine the best potential indications for further development.

National Institutes of Health Program

We own an exclusive, worldwide license from the NIH to three patents covering a series of cannabinoid receptor mediating compounds developed by Dr. George Kunos, Scientific Director of the National Institute on Alcohol Abuse and Alcoholism of the NIH and leading researcher on endocannabinoids and the endocannabinoid system.

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These novel dual-action cannabinoid receptor mediating compounds are proprietary NCEs that are CB1 receptor antagonists and inhibitors of inducible nitric oxide synthase, or iNOS. Over activation of CB1 and iNOS has been implicated in the pathophysiology of SSc, which includes fibrosis of the skin, lung, kidney, heart, and the gastrointestinal tract.

Our license enables us to use these cannabinoid receptor mediating compounds for the commercial development as a new therapeutic for the treatment of systemic sclerosis, or SSc, and other skin fibrotic diseases.

Systemic Sclerosis

Systemic sclerosis is a chronic, systemic autoimmune disease characterized by activation of innate and adaptive immune systems, an obliterative, proliferative vasculopathy of small blood vessels, and fibrosis of the skin and multiple internal organs. Approximately 90,000 people in the United States and Europe have SSc. The disease affects mainly adults (80% of SSc patients are women) with mean age of onset about 46 years of age in the United States. Based on these patient population characteristics, SSc is classified as an orphan indication.

SSc can affect multiple internal organs in the body, including the lungs, heart, kidneys, joints, muscles, esophagus, stomach and intestines. Clinically apparent organ involvement that occurs in more than a third of these patients includes thickened skin, Raynaud’s phenomenon, esophageal symptoms, pulmonary fibrosis, restrictive lung disease, edematous skin, joint contractures, digital ulcers, and muscle weakness. Less frequently occurring, yet life-threatening manifestations include pulmonary artery hypertension (about 1 in 5 patients), cardiac conduction blocks (about 1 in 10 patients), and renal crisis (about 1 in 50 patients). In the United States, SSc is the most-deadly of the systemic autoimmune diseases. The median disease duration for an individual who dies of SSc is 7.1 years from the onset of symptoms. About 85% of deaths caused by SSc are the result of pulmonary fibrosis, pulmonary artery hypertension, or cardiovascular disease, such as sudden death.

Currently, there are no FDA-approved therapies specifically for SSc, although therapies have been approved for the pulmonary artery hypertension associated with this disease. Immunosuppressants with significant toxicities are commonly used to treat SSc, however, as far as we know, there is a general absence of clinical data to support their use.

We believe there is general agreement in the SSc community that an effective anti-inflammatory and anti-fibrotic drug would address a significant unmet medical need in SSc, especially a drug that is orally administered, can be used chronically with other commonly prescribed medications for SSc, and is not immunosuppressive. We believe such a therapy would be positively received by the market.

MRI-1867

We are developing our cannabinoid receptor mediating compound, MRI-1867, for the treatment of SSc. MRI-1867 is a rationally designed, orally available, dual-action, hybrid, small molecule that is an inverse agonist of the endocannabinoid system/CB1 receptor, or CB1R, as well as an inhibitor of the iNOS system. To date, MRI-1867 has demonstrated numerous positive characteristics in pre-clinical testing.

Specifically, NIH researchers demonstrated that MRI-1867 has druggable pharmacodynamic and PK properties, an acceptable safety and stability profile using non-GLP in vitro testing. Further, in vivo testing conducted by the NIH (published in peer review journals) has demonstrated success in preventing and treating fibrosis in two organs (liver and lungs) with highly potent and selective antagonism of both CB1 and iNOS. Importantly, MRI-1867 did not cross the blood brain barrier, eliminating the potential for adverse central nervous system side effects which can be present with other cannabinoids that bind to receptors in the brain. MRI-1867 has also exhibited high bioavailability with oral delivery and supported once daily dosing.

Cooperative Research and Development Agreement

We have entered into a Cooperative Research and Development Agreement, or CRADA, with NIH to advance our research of MRI-1867 in connection with SSc. The research being conducted under the CRADA is being carried out, under the Company’s sponsorship and supervision, by Dr. Kunos and his team at NIH. Preliminary in vivo studies demonstrated efficacy in the treatment of bleomycin-induced skin fibrosis.

Development Plan

Based on the published data for MRI-1867 in liver and lung fibrosis and the preliminary positive data in skin fibrosis generated under the CRADA, we intend to commence additional studies to support an IND submission to the FDA for MRI-1867. Prior to this submission, the Company plans to file a pre-IND meeting request with FDA to confirm that the planned chemistry, manufacturing, and controls, or CMC, and non-clinical tasks will support the initiation of a Phase 1 clinical trial. By doing so, we may receive feedback from the FDA that will enable us to modify the development plan for MRI-1867 early on, expediting the overall development process and avoiding a waste of resources. Additionally, given the significant unmet clinical need and lack of an FDA-approved treatment for SSc, we also plan to submit an orphan drug designation request for MRI-1867 for the treatment of SSc.

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Commercialization

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We may build our own commercial infrastructure or utilize contract reimbursement specialists, sales people, medical education specialists, distribution or other collaboration arrangements and take other steps to establish the necessary commercial infrastructure at such time as we believe that one of our drug candidates is approaching marketing approval.

Competition

Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, such as pharmaceutical companies, including generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions. Many of our potential competitors have substantially greater financial, scientific, technical, intellectual property, regulatory and human resources than we do, and greater experience than we do commercializing products and developing drug candidates, including obtaining FDA and other regulatory approvals for drug candidates. Consequently, our competitors may develop products for indications we pursue that are more effective, better tolerated, more widely-prescribed or accepted, more useful and less costly, and they may also be more successful in manufacturing and marketing their products. We also face competition from third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and enrolling patients for clinical trials and in identifying and acquiring or in-licensing new products and drug candidates.

Intellectual Property

The proprietary nature of, and protection for, our drug candidates and our discovery programs, processes and know-how are important to our business. We need to rely upon our licensors to obtain patent protection in the United States and internationally for our drug candidates and our discovery programs, and any other inventions to which we have rights under our license agreements, where available and when appropriate. To the extent we will be able to do so, our policy will be to work with our licensors to pursue, maintain our licensed patents and defend patent rights and to protect the technology, inventions and improvements that are commercially important to the development of our business. We will also rely on trade secrets that may be important to the development of our business.

Our commercial success will depend in part on obtaining and maintaining patent protection by collaborating with our licensors and trade secret protection of our current and future drug candidates and the methods used to develop and manufacture them, as well as successfully defending any patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of pending patent applications our licensors file or with respect to any patent applications our licensors file in the future, nor can we be sure that any existing patents or any patents that may be granted in the future upon which we rely will be commercially useful in protecting our drug candidates, discovery programs and processes. For this and more comprehensive risks related to our licensed intellectual property, please see “Risk Factors — Risks Relating to our Licensed Intellectual Property.”

Intellectual Property Licenses

Through our wholly-owned subsidiary, Vital Spark, Inc. or VSI, we own a license from the NIH, pursuant to which we have an exclusive, worldwide license with respect to three patents related to cannabinoid receptor mediating compounds for use in connection with SSc. We are required under the license agreement to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, which includes adhering to an agreed upon commercial development plan and meeting certain performance benchmarks. We have agreed to pay to NIH certain license issue, annual, earned and sublicensing royalties, in addition to the payment of royalties upon the achievement of certain agreed-upon milestones.

We have a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, to the patent relating to the pain relief compound resulting from our sponsored research with Dr. Binshtok. Under this agreement, we have agreed to pay milestone payments and royalties tied to sales of the drug product that may arise in the future based upon the licensed patent. We also have an exclusive option to license rights resulting from the research results that Dr. Dmitry Tsvelikhovsky is generating for our benefit under our Memorandum of Understanding with Yissum.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities for final manufacture. We intend to rely, on third parties for the manufacture of our drug candidates for future pre-clinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize.

For our future drug candidates, we aim to identify and qualify manufacturers and researchers to provide the application program interface, or API, and fill-and-finish services prior to submission of an NDA to the FDA. We expect to continue to fund the development of drug candidates that can be produced cost-effectively at contract manufacturing facilities.

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Marketing

Given our stage of development, we have not yet established marketing capabilities. We may perform marketing functions ourselves or through third parties, or may take other steps to establish the necessary marketing infrastructure if any of our drug candidates are approved.

Government Regulation and Product Approval

Governmental authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our drug candidates must be approved by the FDA through the NDA, process before they may be legally marketed in the United States and by the European Medical Associate, or EMA, through the Marketing Authorization Application, or MAA, process before they may be legally marketed in Europe. Our drug candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Regulation of Cannabis and Cannabinoids

DEA Regulation

Cannabis, cannabis extracts and some cannabinoids are regulated as “controlled substances” as defined in the CSA, which establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Cannabis, cannabis extracts and some cannabinoids are listed by the DEA as Schedule I controlled substances under the CSA. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation. Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. The registered entity must maintain records for the handling of all controlled substances, and must make periodic reports to the DEA. These include, for example, distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. The registered entity must also report thefts or losses of any controlled substance, and obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. In the event of non-compliance, the DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

State Regulation

The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.

The Single Convention on Narcotics Drugs 1961

Many countries, including the United States, are parties to the 1961 Single Convention on Narcotic Drugs, or the Single Convention, which is an international treaty that governs international trade and domestic control of narcotic substances, including cannabis and cannabis extracts. The Single Convention requires all parties to take measures to limit the production, manufacture, export, import, distribution of, trade in, and use and possession of cannabis exclusively to medical and scientific purposes. In particular, the Single Convention requires member countries to establish a government agency to oversee the cultivation of marijuana and establish a monopoly on the wholesale trade of marijuana, and it provides that this role must be filled by a single government agency if the member country’s constitution so permits.

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National Institute on Drug Abuse

Pursuant to the Single Convention, National Institute on Drug Abuse, or NIDA, oversees the cultivation of research-grade cannabis for medicinal research on behalf of the United States Government. NIDA has historically fulfilled this obligation through a contract that it administers with University of Mississippi, or UM. UM has been the sole NIDA contractor to grow cannabis for research purposes since 1968. The contract is open for competitive bidding at periodic intervals. Since 1999, the term of the contract has been five years. UM engaged in a competitive bidding process for the next contract interval and was awarded the contract in 2015. Under the NIDA contract, UM grows, harvests, stores, ships and analyzes cannabis of different varieties, as NIDA requires. In August 2016 the DEA announced that it would consider granting registrations for the cultivation of cannabis for research and development purposes outside of the NIDA contract process. We are not aware of any entity that has received such a registration under this process.

UM has represented that it also grows cannabis for purposes of researching cannabis extracts, and has in the past grown cannabis, purified cannabis extracts, and distributed extracts for purposes of developing drug candidates, separate and apart from its contract with NIDA. UM has indicated that it conducted these activities pursuant to separate registrations from the DEA and that it plans to seek the necessary additional DEA registrations to conduct the contemplated activities in connection with our partnership, in compliance with applicable law and the United States’ obligations under the Single Convention. However, there is a risk that regulatory authorities may disagree and decline to authorize UM to engage in these activities.

United States Food and Drug Administration Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;
•	withdrawal of an approval;
•	imposition of a clinical hold;
•	warning letters;
•	product seizures;
•	total or partial suspension of production or distribution; or
•	injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations;
•	submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin;
•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;
•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
•	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it will enter the pre-clinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

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All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug. If a Phase 2 clinical trial is the subject of discussion at the end of Phase 2 meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for a SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. A SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

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Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, and accelerated approval, which are intended to expedite or simplify the process for reviewing drugs, and/or provide for the approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a drug candidate receiving accelerated approval perform post-marketing clinical trials.

In the recently enacted Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of products under accelerated approval. The law requires the FDA to issue related draft guidance within a year after the law’s enactment and also promulgate confirming regulatory changes.

The Hatch-Waxman Act

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are considered to be therapeutically equivalent to the listed drug, are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug in accordance with state law.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) application seeking approval of a drug that references a version of the NCE drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or 505(b)(2) application that includes the change.

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An ANDA or 505(b)(2) application may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification and thus no ANDA or 505(b)(2) application may be filed before the expiration of the exclusivity period.

For a botanical drug, the FDA may determine that the active moiety is one or more of the principal components or the complex mixture as a whole. This determination would affect the utility of any five-year exclusivity as well as the ability of any potential generic competitor to demonstrate that it is the same drug as the original botanical drug.

Five-year and three-year exclusivities do not preclude FDA approval of a 505(b)(1) application for a duplicate version of the drug during the period of exclusivity, provided that the 505(b)(1) applicant conducts or obtains a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase — the time between IND submission and NDA submission — and all of the review phase — the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the PTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process. In addition to the potential period of exclusivity, orphan designation makes a company eligible for grant funding of up to $500,000 per year for four years to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA application user fee.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. We intend to apply for orphan drug designation for MRI-1867 for SSc and any other of our drug candidates that we develop for diseases or conditions that satisfy the requirements for orphan drug designation. There can be no assurance that we will receive orphan drug designation for MRI-1867 for SSc, or any other drug candidates that we may develop for the treatment of SSc or other orphan diseases.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act, or BPCA, certain drugs may obtain an additional six months of exclusivity, if the sponsor submits information requested in writing by the FDA, or a Written Request, relating to the use of the active moiety of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with and are responsive to the original Written Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.

In addition, the Pediatric Research Equity Act, or PREA, requires all applications (or supplements to an application) submitted under section 505 of the FDCA (21 U.S.C. Section 355) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain a pediatric assessment unless the applicant has obtained a waiver or deferral. It also authorizes the FDA to require holders of approved NDAs for marketed drugs to conduct pediatric studies under certain circumstances. In general, PREA applies only to those drugs developed for diseases and/or conditions that occur in both the adult and pediatric populations. Products intended for pediatric-specific indications will be subject to the requirements of PREA only if they are initially developed for a subset of the relevant pediatric population.

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As part of the FDASIA, Congress reauthorized both BPCA and PREA, which were slated to expire on September 30, 2012, and made both laws permanent.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;
•	reporting of adverse experiences with the drug;
•	providing the FDA with updated safety and efficacy information;
•	drug sampling and distribution requirements;
•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and
•	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

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Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

In the European Union, our future products may also be subject to extensive regulatory requirements. Similar to the United States, the marketing of medicinal products is subject to the granting of marketing authorizations by regulatory agencies. Also, as in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls.

Medicinal Products require a marketing authorization before they may be placed on the market in the European Economic Area, or EEA, comprising the member states of the European Union as well as Iceland, Liechtenstein and Norway. There are various application procedures available, depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EEA. Applicants file marketing authorization applications with the European Medicines Agency, or EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are derived from specified biotechnology processes, (2) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions, (3) are orphan medicinal products or (4) are advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products). For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (not yet approved on November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) if its authorization under the centralized procedure would be in the interest of public health.

For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EEA member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EEA member states; and (3) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EEA member state, and in which the EEA member states are required to grant an authorization recognizing the existing authorization in the other EEA member state, unless they identify a serious risk to public health.

Marketing authorization applications must usually include the results of clinical trials. Clinical trials of medicinal products in the EEA must be conducted in accordance with EEA and national regulations and the International Conference on Harmonization guidelines on GCP. Prior to commencing a clinical trial in a particular EEA member state, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee.

In the EEA, companies developing a new medicinal product must agree a Pediatric Investigation Plan (PIP) with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g., because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date.

Reimbursement

Sales of any product we successfully develop will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

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The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our drug candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as the ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and alternative health care reform proposals. Any legal challenges to ACA, as well as Congressional efforts to repeal ACA, add to the uncertainty of the legislative changes enacted as part of ACA.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Legal Proceedings

We are not currently a party to any legal proceedings.

Employees

We obtain the services we require under two management services agreements.

We have a management services agreement with Clil Medical, Ltd., a med-tech management consulting company affiliated with our Co-Chairman and Chief Executive Officer, or Clil, pursuant to which Clil provides the services of Dr. Morris Laster as our Co-Chairman and Chief Executive Officer. Under this agreement, we pay a monthly management services fee to Clil and we reimburse reasonable and properly documented out-of-pocket expenses. This agreement went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of January 1, 2019, this agreement was amended to increase the monthly management services fee to $25,000 per month.

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We also have a management services agreement is with HCFP/Portfolio Services LLC, or Portfolio Services, which is an affiliate of three of our directors, pursuant to which we obtain management and administrative services, including the services of our Co-Chairman, Vice Chairman, Chief Financial Officer, Chief Operating Officer and a Senior Advisor. Under this agreement, we pay a monthly management services fee and a monthly fee for the provision of office space and facilities to the company to Portfolio Services and we reimburse reasonable and properly documented out-of-pocket expenses. This agreement went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of July 1, 2018, this agreement was amended to add a $1,500 per month fee for the provision of office space and facilities to the company. Effective as of January 1, 2019, this agreement was subsequently amended to increase the monthly management services fee to $25,000 per month (exclusive of the $1,500 fee related to office space and facilities).

We refer to these two management services agreements as the “Clil MSA” and the “Portfolio Services MSA”, respectively.

We also utilize consultants in the ordinary course of our business.

Facilities

Our corporate headquarters is located at 420 Lexington Avenue in New York, New York, where office space is made available to us pursuant to the Portfolio Services MSA. We believe that our facilities are suitable and adequate for our current needs.

Our Corporate Information

We were incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. On December 11, 2017, we changed our name to Scopus BioPharma Inc. Our principal executive offices are located at 420 Lexington Avenue, New York, New York 10170, and our telephone number is (212) 479-2513.

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Management

Executive Officers, Key Employees and Directors

Our current executive officers and directors are set forth below.

Name	Age	Position
Morris C. Laster, M.D.*	54	Co-Chairman, Chief Executive Officer and Director
Joshua R. Lamstein*	49	Co-Chairman and Director
Robert J. Gibson*	39	Vice Chairman, Secretary, Treasurer and Director
Ira Scott Greenspan*	60	Senior Advisor and Director
Daniel J. Politzer*	50	Chief Financial Officer and Chief Operating Officer

*	Services provided pursuant to the Management Services Agreements.

Morris C. Laster, M.D. has been Co-Chairman and Chief Executive officer since our inception. Dr. Laster is also Co-Managing Partner of the OurCrowd Medtech Fund, a $50 million medical venture fund affiliated with OurCrowd, an equity investment and crowdfunding platform. Since 2013, Dr. Laster has been the Medical Venture Partner of OurCrowd, where he has led approximately $80 million of investments in 23 early-stage healthcare companies. Dr. Laster has been a founder, founding senior officer, director and/or scientific advisor of numerous private and public biotechnology and medical technology companies, including BioLineRx Ltd. (Nasdaq: BLRX); Keryx Biopharmaceuticals, Inc., a public company on Nasdaq, which in December 2018 completed a merger with Akebia Therapeutics, Inc. (Nasdaq: AKBA); and Kitov Pharma Ltd (Nasdaq: KTOV). Dr. Laster currently serves on the board of directors of BrainQ Technologies, DreaMed Diabetes, Ltd., and HIL Applied Medical, all OurCrowd portfolio companies, BiondVax Pharmaceuticals Ltd (Nasdaq: BVXV) and OncoHost. Dr. Laster received his M.D. from SUNY Downstate Medical Center in Brooklyn, New York and B.S., magna cum laude, in Biology from SUNY Albany. We believe that Dr. Laster is well qualified to be on our board of directors due to his experience as a biotechnology executive, entrepreneur and investor, particularly his expertise in identifying and evaluating new technologies and managing and advising early-stage companies.

Joshua R. Lamstein has been Co-Chairman and a director since our inception. Since 2014, Mr. Lamstein has also been Vice Chairman of HCFP, Co-Chairman and Co-Managing Partner of HCFP/Capital Partners. He also serves as a Venture Partner of a seed-stage venture fund with approximately $100 million of assets under management. Mr. Lamstein worked in venture capital and private equity, including as a Managing Director of GF Capital Private Equity Fund, a $240 million middle market private equity fund, and as a Partner of LMS Capital, a FTSE 250 London Stock Exchange-listed investment trust, focused on private equity and venture capital investments. Mr. Lamstein initiated the Trust’s presence in San Francisco and Silicon Valley. He began his career at Apollo Management and prior thereto was an investment banker at Lehman Brothers in New York and London. Mr. Lamstein has been a member of the board of directors of numerous private and public companies, including Canvs.ai, Feed.fm, Rocksbox, TrueAnthem and World Education, Inc. For the past five years, Mr. Lamstein has been a Senior Advisor to John Snow, Inc., a leading healthcare consulting firm. Mr. Lamstein received his B.A., with honors, from Colgate University and his M.B.A. from the MIT Sloan School of Management. We believe Mr. Lamstein is well-qualified to be on our board of directors due to his broad experience in private equity, venture capital, and investing in and managing early ventures, his widespread relationships in the private equity and venture capital communities and his knowledge of public healthcare.

Robert J. Gibson, CFA has been Vice Chairman, Secretary and Treasurer and a director since our inception. Since May 2016, Mr. Gibson also has been an Executive Vice President of HCFP and Co-Chairman of HCFP/Capital Markets LLC, a middle-market investment bank. Until joining HCFP, Mr. Gibson was Senior Vice President, specializing in biotechnology and specialty pharmaceutical companies, at CRT Capital Group LLC, a middle market investment bank. Mr. Gibson rejoined CRT in 2014 after having previously been employed at such firm from 2003 to 2008, most recently as a Vice President in the Investment Banking Division. Mr. Gibson began his investment banking career at Bear, Stearns & Co. Inc., a leading investment bank. From 2009 to 2014, Mr. Gibson was Senior Vice President, concentrating in healthcare, at Balance Point Capital Partners, L.P., a middle market private equity fund, which, together with a related fund, had approximately $150 million of assets under management. Mr. Gibson received his B.A., magna cum laude, from Amherst College. We believe Mr. Gibson is well qualified to be on our board of directors due to his extensive experience in both investment banking and private equity, including advising, raising capital and investing in biotechnology, specialty pharmaceutical and other healthcare companies.

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Daniel J. Politzer, CFA has served as our Chief Operating and Financial Officer since July 2018. Mr. Politzer has also been Executive Vice President and Chief Operating Officer of HCFP since May 2018. From November 2016 to May 2018, Mr. Politzer was a Senior Program Executive at salesforce.com, managing large digital transformation projects for Global 500 companies. From 2012 to November 2016, Mr. Politzer was a Managing Director of Alerce Advisors LLC, a boutique management consulting firm providing operational, financial and strategic support to small and mid-sized companies. From 2004 to 2012, Mr. Politzer worked in the hedge fund industry, most recently as a portfolio manager focused on special situations and value investing strategies. For more than five years prior thereto, Mr. Politzer was a derivatives trader at large Wall Street firms, including Deutsche Bank and Lehman Brothers. Mr. Politzer received his A.B., cum laude, from Harvard College and his M.B.A. from the MIT Sloan School of Management.

Ira Scott Greenspan has been a Senior Advisor and director since our inception. Mr. Greenspan is Chairman and Chief Executive Officer of HCFP and Co-Chairman and Co-Managing Partner of HCFP/Capital Partners and other affiliates of HCFP. For more than 25 years, Mr. Greenspan has been a senior executive, partner and/or director of HCFP and its predecessors and related entities, including having served as Chairman and Co-Managing Partner of HCFP/Brenner Equity Partners, the indirect majority shareholder of HCFP/Brenner Securities LLC, a middle market investment bank originally founded by former senior executives and directors of Drexel Burnham Lambert. For more than five years prior to entering the financial services industry, Mr. Greenspan was a corporate and securities lawyer at leading New York law firms, including as a Partner of the New York predecessor of Blank Rome. He began his law career at the New York predecessor of Sidley Austin. Mr. Greenspan received his B.A., with distinction, from Harpur College/Binghamton University, where he was elected to Phi Beta Kappa and Pi Sigma Alpha and was the recipient of the University Foundation Award recognizing him as one the top students in his graduating class. Mr. Greenspan received his J.D. from New York University School of Law, where he was on the Editorial Board of the Annual Survey of American Law, an honorary law journal. During law school, Mr. Greenspan worked in the Division of Corporation Finance (New York Regional Office, Branch of Small Issues) of the U.S. Securities and Exchange Commission. We believe Mr. Greenspan is well-qualified to be on our board of directors due to his significant experience advising entrepreneurial growth companies as both a financial services executive and corporate and securities lawyer, his pioneering role in numerous innovative corporate finance products and strategies, his investment experience with early-stage companies and his extensive relationships in the financial community.

Composition of our Board of Directors

Our board of directors currently consists of four members.

In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve until the annual meeting that is three years following the election. Our directors are divided among the three classes as follows:

Class A: Robert J. Gibson and Ira Scott Greenspan, with terms expiring in one year;

Class B: Joshua R. Lamstein, with a term expiring in two years;

Class C: Morris C. Laster, M.D., with a term expiring in three years.

Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Our certificate of incorporation provides that the authorized number of directors comprising our board of directors shall be fixed by a majority of the total number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the classes as nearly equally as possible.

Director Independence

Currently __________________would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s Board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Our Advisory Board

Set forth below is a summary biographical information for the members of our advisory board.

Aharon Schwartz, Ph.D.

Dr. Schwartz has served as a member of our advisory board since October 2018. He served in a number of positions at Teva Pharmaceutical Industries Ltd. from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently the Chairman of the Board of Directors at BioLineRx (Nasdaq:BLRX) and a member of the board of directors of Protalix Ltd. (NYSE American:PLX), Foamix Pharmaceuticals Ltd. (NASDAQ:FOMX) and Barcode Ltd. He also works as an independent consultant. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. In addition, Dr. Schwartz holds a Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

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David Silberg

David Silberg has served as a member of our advisory board since October 2018. He is a Managing Director of HCFP overseeing the firm’s activities in Israel. Mr. Silber is also the Managing Director of Mercator Research, a strategic advisory firm. His experience includes 27 years of international diplomatic, financial, legal and defense assignments. Prior to joining HCFP and Mercator Research, Mr. Silberg served as Head of Directorate (equivalent to Brigadier-General) in the Israeli defense and intelligence establishment and in the Prime Minister’s office. He also played an active role in high level and delicate negotiations between various Israeli prime ministers and leaders of the Arab world which led to the first breakthroughs in the Middle East peace process. He is also a director & head of the security committee of the National Water Co. (Mekorot). Mr. Silberg holds a Law degree from Tel-Aviv University, an M.A. degree in Political Science from Haifa University and he is a graduate of the IDF National Defense College and of the AMP at the INSEAD Business School in Fontainebleau near Paris.

George Kunos, M.D., Ph.D.

Dr. George Kunos has served on our advisory board since October 2017. Dr. George Kunos, is the Scientific Director at the National Institute on Alcohol Abuse and Alcoholism (NIAAA), a component of the National Institutes of Health (NIH) and Chief of the Laboratory of Physiologic Studies. Dr. Kunos' current research is focused on the biology of endocannabinoids, particularly their role in the regulation of metabolism, cardiovascular functions and appetitive behavior, including alcohol drinking behavior. Prior to joining the NIH as Scientific Director in 2000, Dr. Kunos served as Professor and Chair of the Department of Pharmacology & Toxicology at Virginia Commonwealth University in Richmond, VA. He previously held the role as Professor of Pharmacology and Medicine at McGill University. Dr. Kunos received his M.D. from Semmelweis University in Budapest, Hungary, and a Ph.D. in pharmacology from McGill University in Montreal, Canada. He is an elected Fellow of the American Heart Association and a foreign member of the Hungarian Academy of Sciences.

Joseph (Yossi) Tam, D.M.D., Ph.D.

Dr. Joseph (Yossi) Tam has served on our advisory board since October 2017. Dr. Tam is director of Hebrew University’s Multidisciplinary Center on Cannabinoid Research, one of the world’s leading institutes for conducting and coordinating research about cannabinoids, endocannabinoids and medical cannabis. Dr. Tam is also head of the Obesity and Metabolism Laboratory at the Hebrew University’s Institute for Drug Research in the Faculty of Medicine, and serves as a senior lecturer in the Department of Pharmacology at the Hebrew University. Dr. Tam’s research projects over the past fourteen years has crossed subjects, disciplines and methodologies, yet the main research interests are focused on the different pathophysiological aspects of the endocannabinoid system. Dr. Tam received his Ph.D., D.M.D., M.Sc. and B.Med.Sc. from The Hebrew University of Jerusalem in Israel.

Dr. Robert Spiera, M.D.

Dr. Robert Spiera has served on our advisory board since October 2017. Dr. Spiera is the Director of the Vasculitis and Scleroderma Program at the Hospital for Special Surgery. He is the principal investigator in several clinical trials and observational studies focusing on Scleroderma and Vasculitis. Dr. Spiera specializes in the treatment of various rheumatologic conditions including Scleroderma, Vasculitis, Systemic Lupus Erythematosus, Wegener’s Granulomatosis, Rheumatoid Arthritis, and many other conditions. He has authored over 70 publications relating to Scleroderma, Vasculitis, and other rheumatic diseases. Dr. Spiera received his MD from Yale University School of Medicine, completed his residency in internal medicine at NY Hospital and his fellowship in rheumatology at the Hospital for Special Surgery in New York.

Yair Levy, M.D.

Dr. Yair Levy has served on our advisory board since October 2017. Dr. Levy is the Head of the Department of Internal Medicine at Tel Aviv University – Sackler Faculty of Medicine. He has also served as the Head of the Department of Medicine at Meir Medical Center in Israel and in various positions at The Chaim Sheba Medical Center in Israel, most recently serving as the Deputy Head of the Department of Medicine. In addition, Dr. Levy has been a principal investigator for approximately 40 clinical trials in the area of rheumatologic diseases. Dr. Levy received his M.D. and B.Sc. from Technion Medical School in Haifa, Israel.

Audit Committee

Effective as of the date of this prospectus, we will establish an audit committee of the board of directors, which will consist of Messrs. __________________________, each of whom is an independent director under Nasdaq’s listing standards. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

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•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. ______________ qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

Effective as of the date of this prospectus, we will establish a compensation committee of the board of directors, which will consist of_________________ each of whom is an independent director under Nasdaq’s listing standards. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Co-Chairman and Chief Executive Officer’s compensation, evaluating our Co-Chairman and Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Co-Chairman and Chief Executive Officer’s based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers (including through our management services agreements described below);

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating Committee

Effective as of the date of this prospectus, we will establish a nominating committee of the board of directors, which will consist of ___________________________________________, each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Code of Business Conduct and Ethics

By the effective date of this prospectus, we will have adopted a code of business conduct and ethics. We intend to adopt a code that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. We plan to make the code of business conduct and ethics be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

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Executive Compensation

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2018 and December 31, 2017 to our named executive officers.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards	All Other Compensation ($)	Total ($)
-

Narrative to Summary Compensation Table

Employment Arrangements with Our Named Executive Officers

None of our named executive officers are directly employed by the Company. Our Co-Chairman and Chief Executive Officer provides services to us pursuant to the Clil MSA. Under the terms of this agreement, from September 1, 2017 through December 31, 2018, Clil was paid at the rate of $10,000 per month for Dr. Laster’s services. Our Co-Chairman, Vice Chairman, Chief Financial Officer and Chief Operating Officer provides services to us pursuant to the Portfolio Services MSA. Under the terms of the agreement, from July 1, 2017 through December 31, 2018, Portfolio Services was paid $10,000 per month.

Outstanding Equity Awards at Fiscal Year End

We have not granted any options to our named executive officers.

Director Compensation

Until ________, 2019, we did not have any outside directors and, accordingly, have not paid any compensation to our directors for serving as directors.

2018 Equity Incentive Plan

On September 24, 2018, our board of directors and stockholders adopted our 2018 Equity Incentive Plan. The stock plan is designed to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to us have been, are or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the stock plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The stock plan reserves 1,000,000 shares of common stock for issuance in accordance with the stock plan’s terms.

All of our officers, directors, employees and consultants, as well as those of our subsidiaries, are eligible to be granted awards under the stock plan. An incentive stock option may be granted under the stock plan only to a person who, at the time of the grant, is an employee of ours or our subsidiaries. 175,000 options have been granted under the stock plan as of the date of this prospectus. All awards are subject to approval by the board of directors.

Administration

The stock plan is administered by our board of directors. Subject to the provisions of the stock plan, the board of directors determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the Plan

Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the stock plan. Shares of common stock that are surrendered by a holder or withheld by the Company as full or partial payment in connection with any award under the Plan, as well as any shares of Common Stock surrendered by a Holder or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award under the Plan, shall not be available for subsequent awards under the Plan.

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Under the stock plan, on a change in the number of shares of common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the terms of the outstanding award will be proportionately adjusted.

Eligibility

Awards may be granted under the stock plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to us and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options. The stock plan provides both for “incentive” stock options as defined in Section 422 of the Code and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the stock plan. The board determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year, measured at the date of the grant, may not exceed $100,000 or such other amount as may be subsequently specified under the Code or the regulations thereunder. An incentive stock option may only be granted within a ten-year period commencing on _______________ and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. Subject to any limitations or conditions the board may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two.

Generally, stock options granted under the stock plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable during the holder’s lifetime, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. If the holder is an employee, no stock options granted under the stock plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months or such other greater or lesser period as the board may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary of ours, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the board may determine or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may still exercise his or her vested stock options for a period of 12 months from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the board may determine but not beyond the balance of the stock option’s term.

Stock Appreciation Rights. Under the stock plan, stock appreciation rights may be granted to participants who have been, or are being, granted stock options under the stock plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash or without regard to the grant of options. A stock appreciation right entitles the holder to receive an amount equal tote excess of the fair market value of a share of common stock over the grant price of the award which cannot be less than the fair market value of a share at the time of grant.

Restricted Stock. Under the stock plan, shares of restricted stock may be awarded either alone or in addition to other awards granted under the stock plan. The board determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

Restricted stock awarded under the stock plan may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of, other than to us, during the applicable restriction period. In order to enforce these restrictions, the stock plan provides that all shares of restricted stock awarded to the holder remain in our physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted stock have been fulfilled. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to receive and retain all regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute on the restricted stock and the right to vote the shares.

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Other Stock-Based Awards. Under the stock plan, other stock-based awards may be granted, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the stock plan. These other stock-based awards may be in the form of deferred stock awards and stock issued in lieu of bonuses. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the stock plan.

Other Limitations. The board may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right.

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Certain Transactions

Other than compensation arrangements, we describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Our Co-Chairman and Chief Executive Officer provides services to us pursuant to the Clil MSA. Under this agreement, we pay a monthly management services fee to Clil and we reimburse reasonable and properly documented out-of-pocket expenses. The Clil MSA went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of January 1, 2019, the Clil MSA was amended to increase the monthly management services fee to $25,000 per month.

We obtain management and administrative services, including the services of our Chief Financial Officer and Chief Operating Officer, pursuant to the Portfolio Services MSA. Under this agreement, we pay a monthly management services fee and a monthly fee for the provision of office space and facilities to the company to Portfolio Services and we reimburse reasonable and properly documented out-of-pocket expenses. The Portfolio Services MSA went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of July 1, 2018, the Portfolio Services MSA was amended to add a $1,500 per month fee for the provision of office space and facilities to the company. Effective as of January 1, 2019, the Portfolio Services MSA was subsequently amended to increase the monthly management services fee to $25,000 per month (exclusive of the $1,500 fee related to office space and facilities).

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock as of the date of this prospectus and as adjusted to reflect the sale of all of the units offered by this prospectus (assuming none of the individuals listed purchase shares in this offering), by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Additionally, except as otherwise indicated, beneficial ownership reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Name and Address of	Shares Beneficially Owned Prior to Offering		% of Total Voting Power Prior to	Shares Beneficially Owned After Offering		% of Total Voting Power After
Beneficial Owner(1)	Shares	%	Offering(2)	Shares	%	Offering (2)(3)

Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is _______________________________.

(2)	Percentage of total voting power represents voting power with respect to all shares of our common stock.

(3)	Does not assume exercise of the over-allotment option

HCFP and affiliates and Dr. Morris C. Laster may be deemed to be our “founders” and “promoters”, as such terms are defined under the federal securities laws.

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Description of Securities

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of preferred stock, $0.001 par value. As of ________, 2018, there were __________ shares of common stock outstanding and no shares of preferred stock outstanding. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Series A Units

Each Series A Unit consists of one share of our common stock and two Series A Warrants. Each Series A Warrant entitles the holder to purchase one Series B Unit.

We anticipate that the Series A Units will begin trading on Nasdaq on or promptly after the date of this prospectus. Each of our shares of common stock and Series A Warrants contained in the Series A Units will be able to be traded separately on the ___ day after the date of this prospectus, unless we and the representative of the underwriters mutually agree on an earlier date. Once the shares of common stock and Series A Warrants commence separate trading, holders will have the option to continue to hold Series A Units or separate their Series A Units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the Series A Units into shares of common stock and Series A Warrants. The exercise price of the Series A Warrant is $_____ and the exercise price of the Series B Warrant is $____.

Prior to this offering, there has been no public market for our units, shares of common stock or warrants. We intend to apply to have our Series A Units, Series A Warrants and shares of common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbols “______”, “___” and “__”. The common stock and Series A Warrants comprising the Series A Units will begin separate trading on the ____th day after the date of this prospectus unless we and the representative of the underwriters mutually agree on an earlier date. At such time as the Series A Warrants can be exercised, we also intend to have our Series B Units and Series B Warrants listed on Nasdaq.

Series B Units

Each Series B Unit consists of one share of common stock and one Series B Warrant. Each Series B Warrant entitles the holder to purchase one share of common stock.

We intend to have our Series B Units will begin trading on Nasdaq, on or promptly after the date the Series A Warrants can be exercised. Each of our shares of common stock and Series B Warrants contained in the Series B Units will be able to be traded separately __ months after the date of this prospectus, unless we and the representative of the underwriters mutually agree on an earlier date. Once the shares of common stock and Series B Warrants commence separate trading, holders will have the option to continue to hold Series B Units or separate their Series B Units into the component securities. Holders will need to have their brokers contact our transfer in order to separate the Series B Units into shares of common stock and Series B Warrants.

Common Stock

As of the date of this prospectus, there were _______ shares of common stock outstanding. We anticipate our shares of common stock will commence trading on Nasdaq on or promptly after the date of this prospectus.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of our common stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

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Preferred Stock

Our board of directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 20,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes, could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws”.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no shares of preferred stock outstanding.

Series A and Series B Warrants

Each Series A Warrant included within a Series A Unit entitles the holder to purchase at a price of $___ per Series A Warrant one Series B Unit. The Series A Warrant will become exercisable in __ months from the date of this prospectus and will expire on _____________, 202_, or earlier upon redemption.

Each Series B Warrant included within a Series B Unit entitles the holder to purchase one share of common stock at an exercise price of $___ per share. The Series B Warrant will become exercisable in __ months from the date of this prospectus and will expire on _____________, 202_, or earlier upon redemption.

No Series A Warrant or Series B Warrant will be exercisable for cash unless we have an effective and current registration statement covering the securities issuable upon exercise of such warrants and a current prospectus relating to such securities. Notwithstanding the foregoing, if a registration statement covering the securities issuable upon exercise of a warrant has not been declared effective by the date upon which such warrants become exercisable, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise their warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. If cashless exercise is permitted, each holder of our warrants exercising on a cashless basis would pay the exercise price by surrendering their warrants for that number of securities equal to the quotient obtained by dividing: (x) the product of the number of securities underlying the warrants, and the difference between the “fair market value” and the warrant exercise price by (y) the fair market value. For these purposes, fair market value will mean the volume weighted average price of the securities as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or securities broker or intermediary. In the absence of any trading of the Series B Units upon the exercise of the Series A Warrants, the fair market value of the Series B Units will be determined by the board of directors.

Commencing ___ months and ____ months from the date of this prospectus, we may redeem the outstanding Series A Warrants and Series B Warrants, respectively, at our option, in whole or in part, at a price of $0.01 per warrant:

•	at any time while the warrants are exercisable;

•	upon a minimum of 30 days’ prior written notice of redemption;

•	if, and only if, the reported last sale price of the common stock (or the closing bid price of our common stock in the event the shares of our common stock are not traded on any specific day) equals or exceeds $______ for the Series A Warrants and $_____ for the Series B Warrants (subject to adjustment) for any 20 trading days within a 30-trading day period (“30-day trading period”) ending three business days before we send the notice of redemption; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of our common stock may fall below the respective trigger prices for redemption as well as the respective warrant exercise prices after the redemption notices are issued.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

A holder of a warrant may notify us in writing if it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.9% of the shares of common stock outstanding immediately after giving effect to such exercise.

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If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the warrants the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

However, if such holders were entitled to choose the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than certain specific tender, exchange or redemption offers), the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes value (as defined in the warrant agreement) of the warrant.

The warrants will be issued in registered form under a warrant agreement between _____________________________, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

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The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will comply with Section 155 of the Delaware General Corporation Law (which provides that Delaware companies shall either (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or in bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share).

Private Placement Warrants

We have issued ____ warrants as part of a private placement in which we sold units consisting of a share of common stock and two warrants, each such warrant exercisable for a share of common stock at an exercise price of $1.00 per share. These warrants expire on July 31, 2023. We have the right to provide the holders of these warrants with a ten-day notice to exercise the warrants. If the warrants are not exercised following this ten-day notice period, the warrants can only be exercised prior to the expiration date if a Fundamental Transaction, as defined in the warrants, occurs, primarily a change of control transaction. If the warrants are not exercised and we become a reporting company under the Securities Exchange Act of 1934, as amended, which will occur upon the effectiveness of the registration statement in which this prospectus is a part, these warrants will be automatically exchanged on a one for one basis for a Series A Warrant.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our warrants is ____________________________________. We have agreed to indemnify ____________________________________________in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or intentional misconduct of the indemnified person or entity.

_______________________________________ has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the cash collateral account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the cash collateral account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the cash collateral account and not against the any monies in the cash collateral account or interest earned thereon.

Listing/Quotation of our Securities

Prior to this offering, there has been no public market for our units, shares of common stock or warrants. We intend to apply to have our Series A Units, Series A Warrants and shares of common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbols “______”, “___” and “__”. The common stock and Series A Warrants comprising the Series A Units will begin separate trading on the ____th day after the date of this prospectus, unless we and the representative of the underwriters mutually agree on an earlier date. At such time as the Series A Warrants can be exercised, we also intend to have our Series B Units and Series B Warrants listed on Nasdaq.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

Special meeting of stockholders

Our By-Laws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors.

Preferred stock

Our certificate of incorporation provides authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

Exclusive Forum

Our By-Laws provide that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, the Certificate of Incorporation or the By-Laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although we believe this bylaw benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the bylaw may have the effect of discouraging lawsuits against our officers and directors.

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Shares Eligible for Future Sale

Immediately after this offering (assuming no exercise of the underwriters’ overallotment option) we will have _________ shares of common stock outstanding, Of these shares, the ________ shares of common stock sold in this offering as part of the Series A Units (assuming no exercise of the underwriters’ overallotment option), or __________ shares of common stock sold in this offering as part of the Series A Units if the underwriters exercise their overallotment option in full, will be freely tradable without restriction or further registration under the Securities Act once the Series A Units separate.

Rule 144

A person who has beneficially owned restricted shares of common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the subject company at the time of, or at any time during the three months preceding, a sale and (ii) the subject company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are an affiliate of the subject company at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal _____ shares of our common stock immediately after this offering (or _____ shares of our common stock immediately after this offering if the over-allotment option is exercised in full); and

•	the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Lock-Up Agreements

The shares of common stock, warrants, and shares issuable upon exercise of the warrants we issued prior to this offering are each subject to transfer restrictions set forth in letter agreements among us and the holders of the shares. These transfer restrictions provide that such securities are not transferable or salable until the first business day following the three-year anniversary date of the initial trading date of our securities on an exchange or through a quotation service that requires the shares to be registered under the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, we intend to release _____ of these shares from the restriction upon the date of this prospectus. Our underwriters have agreed to exclude these shares from any restrictions they impose to the extent the shares are held by stockholders who are not officers, directors or holders of at least 5% of our outstanding shares of common stock. In addition, our underwriters have entered into lock-up agreements with certain stockholders. See “Underwriter.”

UNDERWRITING

We are offering the Series A Units described in this prospectus through the underwriters named below. ______________is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of Series A Units listed next to each of its name in the following table:

Underwriter	Number of Series A Units

Total

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The underwriters are committed to purchase all the units offered by us other than those covered by the option to purchase additional units as described below, if they purchase any units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the units offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the units to other securities dealers at such price less a discount of up to $[___] per unit from the initial public offering price and the dealers may reallow a concession not in excess of $[●]. After the initial offering, the public offering price and concession to dealers may be changed.

Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the units, as well as the terms of the warrants included in the units, was determined by negotiations between us and the representative.

As a company without an established public market for our securities and a limited history of operations, we needed to consider a number of factors in determining initial public offering price of the units. We considered the history and prospects of companies in the biotechnology industry, including companies concentrating on cannabinoids, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, common stock or warrants will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, common stock or warrants will develop and continue after this offering.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to __ days after the date of this prospectus, permits the underwriters to purchase a maximum of  [___] additional units from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase units covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[___] million and the total proceeds to us, after deducting the underwriting discount and the underwriter’s non-accountable expense allowance but before other expenses, will be $[___].

Sales of units made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the units at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

Per Series A Unit Total:

	Per Unit	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us

The underwriting agreement provides that the underwriters must buy all of the units if they buy any of them.

Our units are offered subject to a number of conditions, including:

•	receipt and acceptance of our units by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, the underwriters or securities dealers may distribute prospectuses electronically.

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Underwriting Discount

Units sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. All investors in this offering will pay the same price and receive the same terms. Any Series A Units sold by the underwriters to securities dealers may be sold at a discount of up to $0.___ per unit from the initial public offering price and the dealers may reallow a concession not in excess of $0.___ per unit. Sales of units made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the units at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per unit and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional _____________units. We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $__________.

Lock-up Arrangements

Our officers, directors, and holders of at least 5% of our outstanding shares of common stock have agreed with our underwriters not to sell, transfer or otherwise dispose of any of the securities of the Company which they hold prior to or at the closing of the offering under this prospectus, until __________________.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriter may be required to make in respect of those liabilities.

Determination of Offering Price

Prior to this offering, there was no public market for our units, warrants and our shares of common stock. The initial public offering price will be determined by negotiation between us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded units of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our units, rights, warrants or common stock or that the units will trade in the public market at or above the initial public offering price.

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Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of units during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our units while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our units, which involve the sale by the underwriters of a greater number of units than they are required to purchase in this offering and purchasing units on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional units referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing units in the open market. In making this determination, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the representative of the underwriters a portion of the underwriting discount received by it because the representative has repurchased units sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of our units. As a result of these activities, the price of our units may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the units. Neither we, nor the underwriters, make any representation that the underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Additional Future Arrangements

We are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, and have no present intent to do so. However, the underwriters may assist us in raising additional capital in the future. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any underwriter and no fees for such services will be paid to any underwriter prior to the date that is 90 days from the date of this prospectus, unless FINRA determines that such payment would not be deemed underwriter’s compensation in connection with this offering.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

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Selling Restrictions

Notice to Prospective Investors in Canada

Resale Restrictions

We intend to distribute our securities in the Province of Ontario, Canada (the “Canadian Offering Jurisdiction”) by way of a private placement and exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in such Canadian Offering Jurisdiction. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian resale restrictions in some circumstances may apply to resales of interests made outside of Canada. Canadian purchasers are advised to seek legal advice prior to any resale of our securities. We may never be a “reporting issuer,” as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which our securities will be offered and there currently is no public market for any of the securities in Canada, and one may never develop. Canadian investors are advised that we have no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the securities to the public in any province or territory in Canada.

Representations of Purchasers

A Canadian purchaser will be required to represent to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

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Collection of Personal Information

If a Canadian purchaser is resident in or otherwise subject to the securities laws of the Province of Ontario, the Purchaser authorizes the indirect collection of personal information pertaining to the Canadian purchaser by the Ontario Securities Commission (the “OSC”) and each Canadian purchaser will be required to acknowledge and agree that the Canadian purchaser has been notified by us (i) of the delivery to the OSC of personal information pertaining to the Canadian purchaser, including, without limitation, the full name, residential address and telephone number of the Canadian purchaser, the number and type of securities purchased and the total purchase price paid in respect of the securities, (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation, (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (iv) that the title, business address and business telephone number of the public official in Ontario who can answer questions about the OSC’s indirect collection of the information is the Administrative Assistant to the Director of Corporate Finance, the Ontario Securities Commission, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone: (416) 593-8086, Facsimile: (416) 593-8252.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the units may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the units without disclosure to investors under Chapter 6D of the Corporations Act.

The units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The units to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the units offered should conduct their own due diligence on the units. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

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Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of units described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the units that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of our units may be made to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the underwriter for any such offer; or

•	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of units described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the units to be offered so as to enable an investor to decide to purchase or subscribe for the units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented by the relevant member state) and includes any relevant implementing measure in each relevant member state, and the expression 2010 PD Amending Directive means Directive 2010/73/EU. We have not authorized and do not authorize the making of any offer of units through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the units as contemplated in this prospectus. Accordingly, no purchaser of the units, other than the underwriters, is authorized to make any further offer of the units on behalf of us or the underwriters.

Notice to Prospective Investors in Switzerland

The units may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the units or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the units have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of units will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of units has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of units.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as a “relevant person”). The units are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such units will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

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Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the units described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The units have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the units has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the units to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The units may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

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Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Italy

The offering of the units offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the units offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other document relating to the units offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the units offered hereby or distribution of copies of this prospectus or any other document relating to the units offered hereby in Italy must be made:

•	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

•	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Notice to Prospective Investors in Israel

In the State of Israel, the units offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or from the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

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•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing units in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the units offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

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Legal Matters

The validity of the securities offered in this prospectus are being passed upon for us by Greenberg Traurig, McLean, Virginia. _____________, is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Scopus BioPharma Inc. and subsidiaries included in this prospectus and elsewhere in the registration statement of which this prospectus forms a part have been so included in reliance upon the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements) of Citrin Cooperman & Company, LLP independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

Where You Can Find Additional Information

We have filed with the SEC a Registration Statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of securities. Although this prospectus, which forms a part of the Form S-1, contains all material information included in the Form, parts of the Form S-1 have been omitted as permitted by rules and regulations of the SEC. We refer you to the Form S-1 and its exhibits for further information about us, our securities and this offering. The Form S-1 and its exhibits, as well as each of our other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated financial statements:

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2018 and 2017	F-2

Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017	F-3

Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017	F-4

Consolidated Statements of Cash Flows for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017	F-5

Notes to Consolidated Financial Statements	F-6 – F-22

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Scopus BioPharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scopus BioPharma Inc. and Subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of their consolidated operations and their cash flows for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations, recurring cash used in operating activities, accumulated deficit and absence of revenue generation raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CITRIN COOPERMAN & COMPANY, LLP

We have service as the Company's auditor since 2017

New York,  New York

April 3, 2019

F-1

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017
ASSETS
Current assets:
Cash	$1,660	$158,218
Subscription receivable	-	54,652
Value added tax receivable	27,859	-
Prepaid expenses	103,119	-

Total assets	$132,638	$212,870
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$113,956	$111,282
Advance deposit on equity units	24,008	-

Total liabilities	137,964	111,282

COMMITMENTS AND CONTINGENCIES (NOTE 4 and 7)

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 20,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized; 10,766,667 and 10,361,518 shares issued and outstanding, respectively	10,767	10,362
Additional paid-in capital	942,969	354,760
Accumulated deficit	(949,498)	(263,534)
Accumulated other comprehensive loss	(9,564)	-

Total stockholders’ equity (deficit)	(5,326)	101,588

Total liabilities and stockholders’ equity (deficit)	$132,638	$212,870

See accompanying notes to consolidated financial statements.

F-2

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017

Revenues	$-	$-

Operating expenses:
General and administrative	408,425	131,695
Research and development	277,539	131,839

Total operating expenses	685,964	263,534

Net loss	(685,964)	(263,534)

Comprehensive loss:
Foreign currency translation adjustment	(9,564)	-

Total comprehensive loss	$(695,528)	$(263,534)

Net loss per common share:
Basic and diluted	$(0.06)	$(0.03)

Weighted-average common shares outstanding:
Basic and diluted	10,570,933	8,299,315

See accompanying notes to consolidated financial statements.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

					Accumulated	Total
			Additional		Other	Stockholders’
	Common Stock		Paid-in	Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Deficit	Loss	(Deficit)

Balance, April 18, 2017 (inception)	-	$-	$-	$-	$-	$-

Issuance of common stock -founders stock	10,000,000	10,000	-	-	-	10,000

Issuance of common stock - net of issuance costs of $6,396	361,518	362	354,760	-	-	355,122

Net loss	-	-	-	(263,534)	-	(263,534)

Balance, December 31, 2017	10,361,518	10,362	354,760	(263,534)	-	101,588

Issuance of common stock - net of issuance costs of $10,442	138,482	138	127,902	-	-	128,040

Issuance of Units - net of issuance costs of $9,070	266,667	267	390,663	-	-	390,930

Stock-based compensation expense	-	-	69,644	-	-	69,644

Foreign currency translation adjustment	-	-	-	-	(9,564)	(9,564)

Net loss	-	-	-	(685,964)	-	(685,964)

Balance, December 31, 2018	10,766,667	$10,767	$942,969	$(949,498)	$(9,564)	$(5,326)

See accompanying notes to consolidated financial statements.

F-4

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Cash flows from operating activities:
Net loss	$(685,964)	$(263,534)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	69,644	-
Changes in operating assets and liabilities:
Value added tax receivable	(28,489)	-
Prepaid expenses	(105,450)	-
Accounts payable and accrued expenses	2,942	111,282

Net cash used in operating activities	(747,317)	(152,252)

Cash flows from financing activities:
Gross proceeds from issuance of common stock	138,482	316,866
Issuance costs related to the issuance of common stock	(10,442)	(6,396)
Gross proceeds from issuance of Units	400,000	-
Issuance costs related to the issuance of Units	(9,070)	-
Subscription receivable	54,652	-
Deposit on equity units	24,008	-

Net cash provided by financing activities	597,630	310,470

Effect of changes in foreign currency exchange rates on cash and cash equivalents	(6,871)	-

Net change in cash	(156,558)	158,218

Cash - beginning of period	158,218	-

Cash - end of period	$1,660	$158,218

Supplemental disclosures of cash flow information:
Non-cash financing activity:
Common stock - subscription receivable (Note 5)	$-	$54,652

See accompanying notes to consolidated financial statements.

F-5

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of the Business

Nature of Operations

Scopus BioPharma Inc. (“Scopus”) was incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. (“Project18”). On December 11, 2017, Project18 changed its name to Scopus BioPharma Inc. On June 1, 2017, Scopus acquired all the outstanding common stock of Vital Spark, Inc. (“VSI”) for a total purchase price of $15. VSI had not engaged in any business transactions prior to the acquisition date. On July 8, 2018, Scopus formed a wholly-owned subsidiary, Scopus BioPharma Israel Ltd. (“SBI”), and has funded operations to date through an intercompany loan.

Scopus and its subsidiary, VSI, are headquartered in New York, and SBI is headquartered in Jerusalem, Israel. Scopus, VSI and SBI are collectively referred to as the “Company”. The Company is a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system.

Going Concern

The provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity's ability to continue as a going concern within one year of the date the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company is an early-stage company and has not generated revenues to date. As such, the Company is subject to all of the risks associated with early-stage companies. Since inception, the Company has incurred losses and negative cash flows from operating activities which have been funded from the issuance of common stock and equity units (see Note 5). The Company does not expect to generate positive cash flows from operating activities in the near future, if at all, until such time it completes the development of its therapeutics, including obtaining regulatory approvals and anticipates incurring operating losses for the foreseeable future.

The Company incurred net losses of $685,964 and $263,534 for the year ended December 31, 2018 and for the period from April 18, 2017 (inception), through December 31, 2017, respectively, and has an accumulated deficit of $949,498 at December 31, 2018. The Company’s net cash used in operating activities was $747,317 and $152,252 for the year ended December 31, 2018 and for the period from April 18, 2017 (inception), through December 31, 2017, respectively.

The Company’s ability to fund its operations is dependent upon management's plans, which include raising capital through issuances of equity securities, securing research and development grants, generating sufficient revenues and controlling the Company’s expenses.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

1.	Organization and Description of the Business (Continued)

Going Concern (Continued)

A failure to raise sufficient capital, generate sufficient revenues, or control expenses, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives. Accordingly, management has concluded this raises substantial doubt of the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The Company’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency

The functional currency of Scopus and VSI is the US Dollar, and the functional currency of SBI is the Israeli New Shekel. All assets and liabilities of SBI are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period with the resulting gain or loss reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses resulting from, or expected to result from, transactions denominated in a currency other than the functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include those related to the fair value of common stock, warrants, stock-based compensation, research and development expenses, the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgments, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

2.	Summary of Significant Accounting Policies (Continued)

Cash

The Company considers all money market accounts and other highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash at major financial institutions with high credit quality. At times, the balance of its cash deposits may exceed federally insured limits, and there is no insurance on cash deposits within Israel. The Company has not experienced and does not anticipate any losses on deposits with commercial banks and financial institutions which exceed federally insured limits.

Revenues

The Company has elected to early adopt ASC 606, Revenue from Contracts with Customers (“ASC 606”), and its various amendments as of January 1, 2018. The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount equal to the consideration to which the entity expects to be entitled for those goods and services. ASC 606 defines a five-step process to achieve this core principle, and in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and for all other entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, although early adoption is permitted. As the Company has not generated any revenues through December 31, 2018, the adoption did not have any impact on the Company’s financial position, results of operations and cash flows for the year ended December 31, 2018.

Research & Development Expenses

Research and development expenses are expensed as incurred and consist principally of internal and external costs which includes the cost of patent licenses, contract research services, laboratory supplies, as well as development and manufacture of preclinical compounds and consumables.

Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees directly associated with in-process equity financing as deferred offering costs. The deferred offering costs are recognized as an offset against the proceeds upon consummation of the offering.

Fair Value Measurements

Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the price which would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies, are as follows:

F-8

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

2.	Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Level 1	Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

Level 3	Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At December 31, 2018 and 2017, the carrying amounts of the Company's financial instruments, including cash, subscription receivable, value added tax receivable, prepaid expenses, accounts payable and accrued expenses and advance deposit on equity units, approximate their respective fair value due to the short-term nature of these instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method, as required by FASB ASC Topic 740, Income Taxes. The Company provides for federal, and state income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date. The Company and VSI, file a consolidated U.S. federal and combined New York State and New York City income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no uncertain tax positions as of December 31, 2018 and 2017, for the year ended December 31, 2018 or for the period from April 18, 2017 (inception) to December 31, 2017.

The Company has elected to adopt the presentation of deferred assets and deferred liabilities as non-current pursuant to ASU 2015-17- Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

2.	Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company has elected to early adopt ASU 2018-07—Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, as of January 1, 2018 to account for non-employee stock-based compensation in accordance with FASB ASC Topic 718, Stock Compensation (which previously included only share-based payments to employees and non-employee directors). Under the guidance, the fair value of share-based payments granted to non-employees are no longer required to be re-measured each reporting period over the vesting term. The Company measures and records compensation expense related to share-based payment awards based on the grant date fair value using the Black-Scholes option-pricing model. Forfeitures are recognized when they occur.

The Company calculates the fair value of options granted using the Black-Scholes option-pricing model using the following assumptions:

Expected Volatility - The Company estimates volatility for stock option grants by evaluating the average volatility used by a peer group of companies with terms that are approximately equal to the expected term of the options.

Expected Term - The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has limited historical data upon which it can estimate the expected lives of the share-based payment awards and accordingly has used the contractual term.

Risk-Free Interest Rate - The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the expected term of the options at the grant date.

Dividend Yield - The Company has not declared or paid dividends to date and does not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.

Net Loss Per Share

Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

2.	Summary of Significant Accounting Policies (Continued)

JOBS Act Accounting Election

The Company is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and its related amendments. The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within that reporting period. Earlier adoption is permitted for all entities as of the beginning of an interim period for which financial statements have not been issued or have not been made available for issuance. The Company is currently evaluating the impact the adoption of the new standard will have on its consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides guidance on how to record eight specific cash flow issues. This guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted and a retrospective transition method to each period should be presented. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

2.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 2017-01”), which amends the guidance of FASB ASC Topic 805, Business Combinations (ASC 805) adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The objective of ASU 2017-01 is to narrow the definition of what qualifies as a business under Topic 805 and to provide guidance for streamlining the analysis required to assess whether a transaction involves the acquisition (disposal) of a business. ASU 2017-01 provides a screen to assess when a set of assets and processes do not qualify as a business under Topic 805, reducing the number of transactions that need to be considered as possible business acquisitions. ASU 2017-01 also narrows the definition of output under Topic 805 to make it consistent with the description of outputs under Topic 606. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2017-01 on January 1, 2019 did not have a material impact on the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is evaluating the effect that ASU 2017-11 will have on its consolidated financial statements and related disclosures.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

2.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The amendments in this ASU provide financial statement preparers with an option to reclassify stranded tax effects within Accumulated Other Comprehensive Income (“AOCI”) to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This amendment is effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements in Topic 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. For all entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.

3.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	December 31, 2018	December 31, 2017
Professional fees	$30,550	$50,483
Due to affiliate	18,923	-
Patent license fees	36,717	10,799
Management services fees	27,766	50,000

Total accounts payable and accrued expenses	$113,956	$111,282

Amounts due to affiliate includes expenses incurred by HCFP LLC on behalf of the Company (see Note 7, Related Party Transactions).

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

4.	Commitments and Contingencies

Agreement Related to Intellectual Property Rights

In July 2017, VSI as “Licensee” entered into a Patent License Agreement (the “Patent License Agreement”) with The U.S. Department of Health and Human Services, as represented by the National Institute on Alcohol Abuse and Alcoholism (“NIAAA”) and the National Institute on Drug Abuse (“NIDA”) of the National Institutes of Health (“NIH”), (collectively “Licensor”). In the course of conducting biomedical and behavioral research, the Licensor developed inventions that may have commercial applicability. The Licensee acquired commercialization rights to certain inventions in order to develop processes, methods, or marketable products for public use and benefit.

Upon execution of the Patent License Agreement, VSI paid the Licensor an aggregate of $121,040, which included an upfront non-refundable fee of $50,000 and $71,040 for certain patent expenses incurred by the Licensor prior to the execution of the Patent License Agreement relating to patent applications. The Company determined that the Patent License Agreement did not meet the definition of a business pursuant to the guidance prescribed in FASB ASC Topic 805, Business Combinations, as the transaction principally resulted in the acquisition of intellectual property rights only. In this regard, the Company did not acquire any employees or tangible assets, or any processes, protocols, or operating systems. Additionally, at the time of the transaction, there were no activities being conducted related to the licensed patents. The Company recognized as expense the acquired intellectual property rights as of the transaction date on the basis the costs of an intangible asset purchased from others for use in a research and development activity and for which there are no alternative future uses are expensed as research and development at the time such costs are incurred. In addition, patent fee reimbursement under the Patent license agreement was $25,918 and $10,799 for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017 and is recognized as research and development expense in the accompanying consolidated statements of operations comprehensive loss.

Pursuant to the terms of the Patent License Agreement, VSI is required to make minimum annual royalty payments, with the first payment of $25,000 due on January 1, 2019. Subsequent minimum annual royalty payments are due and payable on January 1 of each calendar year and shall be credited against any earned royalties due for sales made in that year, throughout the term of the Patent License Agreement. The Patent License Agreement also provides for payments from VSI to the Licensor upon the achievement of certain product development and regulatory clearance milestones, as well as royalty payments on net sales upon the commercialization of products developed utilizing the licensed patents.

VSI is obligated to pay earned royalties based on a percentage of net sales, as defined in the Patent License Agreement, of licensed product throughout the term of the Patent License Agreement. Since April 18, 2017 (inception) through December 31, 2018, there have been no sales of licensed products. In addition, VSI is also obligated to pay the licensor additional sublicensing royalties on the fair market value of any consideration received for granting each sublicense. Since April 18, 2017 (inception) through December 31, 2018, VSI has not entered into any sublicensing agreements and therefore no sublicensing consideration has been paid to licensor.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

4.	Commitments and Contingencies (Continued)

Cooperative Research and Development Agreement

Effective January 11, 2018, VSI signed a two-year Cooperative Research and Development Agreement (the “CRADA Agreement”) with the NIH for preclinical testing relating to the Patent License Agreement described above. The term of the CRADA Agreement can be extended, beyond the initial two-year term, by agreement in writing by both parties. Pursuant to the terms of the CRADA Agreement each party will provide scientific staff and other support necessary to conduct the research and other activities described in the research plan. Funds provided by VSI pursuant to the terms of the CRADA Agreement will be used by the NIH to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies and travel expenses.

The fees incurred in connection with the CRADA Agreement for the year ended December 31, 2018 amounted to $130,000, and are included in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss.

Effective October 31, 2018, VSI and NIH amended the CRADA Agreement to defer funding for year two subject to additional testing by NIH. Pursuant to the amendment, VSI can elect to terminate the CRADA Agreement without any further obligations or proceed with the research for year two, subject to their review and approval of the results of the additional testing.

Memorandums of Understanding

Effective July 28, 2018, SBI entered into two Memorandums of Understanding (“MOUs”) with Yissum Research Development Company (“Yissum”) of the Hebrew University of Jerusalem Ltd. (“Hebrew University”). Pursuant to the terms of the MOUs, SBI shall provide funding for research and development studies to be performed by researchers at Hebrew University in the areas of cannabinoid therapeutics and cannabinoid synthesis over a two-year period. Funds provided by SBI pursuant to the terms of MOUs will be used by the researchers at Hebrew University to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies. SBI has the exclusive right to license the study results by providing written notice to Yissum during the respective study periods or within 60 days of the studies’ completion. Upon providing such notice, SBI and Yissum shall negotiate a license agreement for the commercial development and exploitation of the study results. SBI shall be entitled to reimbursement of the amounts funded for the research and development studies and patent prosecution costs, if any, in the event Yissum enters into a license agreement with a third party, subject to certain conditions.

The fees incurred in connection with these MOU’s for the year ended December 31, 2018 amounted to $62,187 and are included in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss. The Company also recorded a prepaid expense of $103,044 in connection with these MOU’s which is included in “prepaid expenses” in the accompanying consolidate balance sheet as of December 31, 2018.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

4.	Commitments and Contingencies (Continued)

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and in such event, could result in a material adverse impact on the Company’s business, financial position, results of operations, and cash flows.

5.	Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.001 per share with such designation, rights and preferences as may be determined from time-to-time by the Company’s board of directors. All 20,000,000 shares remained unissued as of December 31, 2018 and 2017.

Authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by an affirmative vote of the holders of a majority of the common stock.

On June 1, 2017, the Company issued 10,000,000 shares of its common stock at a price of $0.001 per share to HCFP II LLC (“HCFP II”), an affiliated entity, as founders’ stock, for an aggregate purchase price of $10,000. On June 2, 2017, HCFP II transferred such shares to other affiliated entities.

On December 12, 2017, the Company authorized the issuance of up to 500,000 shares of its common stock at a price of $1.00 per share. A total of 361,518 shares were issued in December 2017 resulting in net proceeds of $355,122 after issuance costs. As of December 31, 2017, the Company recorded a subscription receivable for $54,652 relating to purchase of shares of common stock for which the purchase price funding was received subsequent to December 31, 2017. In 2018, the Company sold the remaining 138,482 authorized shares of common stock, resulting in net proceeds of $128,040 after issuance costs.

The powers, preferences and rights of the holders of the common stock are junior to the preferred stock and is subject to all the powers, rights, privileges, preferences and priorities of the preferred stock. The holder of each share of common stock shall have the right to one vote per share. Each holder of common stock shall be entitled to receive dividends and distributions (whether payable in cash or otherwise) as declared by the board of directors of the Company. In the event of any liquidation, dissolution or winding-up of the Company (whether voluntary or involuntary), the assets available for distribution will be in equal amounts per share to the holders of common stock.

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5.	Stockholders’ Equity (Continued)

Equity Units

On July 20, 2018, the Company authorized the issuance of up to 266,667 units at a price of $1.50 per unit (the “Units”). In January and February 2019, the Company increased the number of authorized Units available for issuance to 833,333 and 1,000,000, respectively, on the same terms and at the same price as the initial authorization. Each Unit is comprised of one share of the Company’s common stock and two warrants (“Unit Warrants”). Each Unit Warrant is exercisable for one share of the Company’s common stock at a price of $1.00 per share, expires on July 31, 2023, and carries a mandatory exchange feature as described in the relevant warrant subscription agreement. The exercise price is not subject to adjustment, except in the event of stock dividends and stock splits. Further, in the event of a Fundamental Transaction, as defined in the agreement, the holders can participate pari passu with common stockholders in the consideration paid by an acquirer for the Company’s shares. A total of 266,667 Units were issued in 2018 resulting in net proceeds of $390,930 after issuance costs. The Company received $24,008 in 2018 relating to 16,005 Units which were subsequently issued in January 2019 following the increase in number of authorized Units (see Note 9, Subsequent Events). The Company recorded the $24,008 as an advance deposit on equity units as of December 31, 2018 which was reclassified to equity upon issuance of the Units. The holders of the Unit Warrants have the same rights to receive dividends or other distribution of assets as the holders of common stock. As such these Unit Warrants are considered participating securities under the two-class method of calculating the net loss per share. The Company has incurred net losses to date, and as the holders of these Unit Warrants are not contractually obligated to share in the losses, there is no impact on the Company’s net loss per share calculation for the periods presented.

Yissum Warrants

On October 3, 2018, the Company issued a warrant to Yissum, entitling Yissum to purchase up to 450,000 shares (“Warrant Shares”) of the Company’s common stock at an exercise price of $1.50 per share of common stock and expires on October 3, 2025. This warrant was issued as consideration to Yissum in connection with the execution of the MOUs (see Note 4). Upon issuance of this warrant, 50,000 Warrant Shares were immediately exercisable with additional Warrant Shares vesting upon the execution of license agreements within a specified number of days upon notice by the Company of their intent to enter into such license agreements. The Company has determined that as of December 31, 2018, it is probable that the Company will enter into at least one license agreement. Accordingly, for the year ended December 31, 2018, the Company is recognizing compensation expense for the 50,000 Warrant Shares that were exercisable upon issuance of the warrant and 50,000 Warrant Shares relating to the probable execution of a license agreement which was executed on March 5, 2019 (see Note 9, Subsequent Events).

The estimated fair value of the Yissum Warrants was calculated using Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of $1.00, contractual life of 7 years; risk free interest rate of 3.06%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years. The fair value of each warrant was $0.59 resulting in stock-based compensation of $59,434 being recognized for the year ended December 31, 2018 and included in Research and Development expense in the accompanying consolidated statements of operations and comprehensive loss.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

5.	Stockholders’ Equity (Continued)

Yissum Warrants (Continued)

The table below summarizes the warrant activity during the year end December 31, 2018 and for the period April 18, 2017 (inception) to December 31, 2017:

		Weighted-
		Average
		Exercise
	Warrants	Price

Outstanding at December 31, 2017	-	$-
Granted	450,000	1.50
Exercised	-	-
Forfeited	-	-

Outstanding at December 31, 2018	450,000	$1.50

Warrants exercisable at December 31, 2018	100,000	$1.50

As of December 31, 2018, the remaining contractual term of the Warrant Shares was 6.76 years.

6.	Stock Options

Effective September 24, 2018, the Company approved the Scopus BioPharma Inc. 2018 Equity Incentive Plan (the “Plan”), and reserved 1,000,000 shares of the Company’s common stock, for issuance under the Plan. The stock options shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant.

On October 1, 2018, the Company granted 175,000 stock options to certain of its Advisory Board Members under the Plan. The grant of options was made in consideration of services performed and to be performed by the Advisory Board Members to the Company. The stock options have an exercise price of $1.50 per share, expire on September 30, 2028, and vest ratably on a quarterly basis over three years.

The estimated fair value of the Stock options issued to the Advisory Board Members was calculated using the Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of $1.00, contractual life of 10 years; risk free interest rate of 3.23%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years. The fair value of each option was $0.70 resulting in stock-based compensation of $10,210 being recognized for the year ended December 31, 2018 and included in General and Administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

6.	Stock Options (Continued)

The table below summarizes the stock option activity during the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017:

		Weighted-
	Number	Average
	of Stock	Exercise
	Options	Price

Outstanding at December 31, 2017	-	$-
Granted	175,000	1.50
Exercised	-	-
Forfeited	-	-

Outstanding December 31, 2018	175,000	1.50

Vested and exercisable at December 31, 2018	14,586	$1.50

Unvested at December 31, 2018	160,414	$1.50

As of December 31, 2018, total unrecognized stock-based compensation expense of $112,290 is expected to be recognized over the remaining contractual term of 9.75 years.

7.	Related Party Transactions

On September 1, 2017, the Company entered into a management services agreement with HCFP/Strategy Advisors LLC (“HCFP/Strategy Advisors”), an affiliated entity, to provide management services to the Company including, without limitation, financial and accounting resources, general business development, corporate development, corporate governance, marketing strategy, strategic development and planning, coordination with service providers and other services as agreed upon between the parties. The Company shall pay HCFP/Strategy Advisors a monthly management services fee of $10,000, plus related expense reimbursements. This management services agreement was in effect for a period of one year and is automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement.

Effective January 9, 2018, HCFP/Strategy Advisors assigned its management services agreement with the Company to HCFP/Portfolio Services LLC (“Portfolio Services”), an affiliated entity.

Effective July 1, 2018, the Company amended the management services agreement with Portfolio Services to include an additional monthly fee of $1,500 for the provision of office space and facilities to the Company.

For the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017, the Company incurred expenses of $129,000 and $40,000, respectively, related to this management services agreement which are included in “General and administrative expenses” in the accompanying consolidated statements of operations and comprehensive loss. At December 31, 2018 and 2017, the amount due to Portfolio Services, was $10,000 and $40,000,

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

7.	Related Party Transactions (Continued)

respectively and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheets.

On September 1, 2017, the Company entered into a management services agreement with Clil Medical Ltd. (“Clil”) for Morris C. Laster, M.D., the sole principal of Clil, to serve as the Company’s Chief Executive Officer. The Company shall pay Clil a monthly management services fee of $10,000, plus related expense reimbursements. This agreement was in effect for a period of one year and is automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement. For the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017, the Company incurred expenses of $127,143 and $40,000, respectively, related to this management services agreement which are included in “General and administrative expenses” in the accompanying consolidated statements of operations and comprehensive loss. At December 31, 2018 and 2017, the total amounts due to Clil were $17,766 and $10,000, respectively, and are included in accounts payable and accrued expenses on the accompanying consolidated balance sheets.

From time to time, certain expenses of the Company have been paid for by an affiliate of Portfolio Services. As of December 31, 2018 and 2017, the balances due to such affiliate entity were $18,923 and $0, respectively.

Effective January 2019, the monthly management services agreements referenced above with Portfolio Services and Clil have each been amended to increase the monthly management services fees payable to $25,000 per month.

In January 2019, the Company paid HCFP/Strategy Advisors $50,000 for strategic consulting services related to an analysis of the cannabinoid therapeutic industry.

8.	Income Taxes

The components of income tax expense are as follows:

	December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Current
Federal, State, Foreign	$-	$-

Deferred:
Federal	143,858	55,342
State	93,172	35,787
Foreign	18,692	-

	255,722	91,129
Valuation Allowance	(255,722)	(91,129)
Net Deferred Tax	$-	$-

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

8.	Income Taxes (Continued)

The reconciliation of the provision for income taxes at the federal statutory rate of 21% and 34% to the actual tax expense or benefit for the applicable years were as follows:

	December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Statutory Federal Tax	$(144,053)	$(55,342)

Meals and Entertainment	195	-
State Taxes	(93,172)	(35,787)
Foreign Taxes	(18,692)	-
Change in Valuation Allowance	255,722	91,129
	-

Income Tax Expense (Benefit)	$-	$-

Deferred tax assets consist of the following:

	December 31,
	2018	2017
Start-up Costs	$36,451	$39,037
Patents	59,176	48,274
Non-qualified Stock Options	24,093	-
Net Operating Losses	208,437	3,818
OCI – Unrealized Foreign Exchange Loss	3,308	-
Foreign Research Costs	8,683	-
Foreign Net Operating Losses	10,009	-

Total Deferred Tax Assets	350,159	91,129

Valuation Allowance	(350,159)	(91,129)
Net Deferred Tax Assets	$-	$-

The Company has available approximately $11,000 of U.S. net operating loss carryovers which expire by 2037, and $591,500 and $176,100 of US and foreign net operating losses carryovers, respectively, with indefinite lives. ASC 740 requires a “more likely than not” criterion be applied when evaluating the realization of a deferred tax asset. Management does not expect that it is more likely than not that the Company will generate sufficient taxable income in future years to utilize the deferred tax assets. Accordingly, the Company has recorded a full valuation allowance against the deferred tax assets.

On December 22, 2017, the president of the United States signed into law what is commonly referred to as the Tax Cuts and Jobs Act of 2017 (Public Law No. 115-97), referred to herein as the

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SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

8.	Income Taxes (Continued)

Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act is a comprehensive revision to federal tax law which makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21%, eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; creating a new limitation on deductible interest expense; changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and limitations on the deductibility of certain executive compensation. At December 31, 2017 the change in rates did not have a material impact on the Company’s deferred tax assets and corresponding valuation allowance.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which addresses situations where the accounting is incomplete for the income tax effects of the Tax Cuts and Jobs Act. SAB 118 directs taxpayers to consider the impact of the Tax Cuts and Jobs Act as “provisional” when the Company does not have the necessary information available, prepared, or analyzed, including computations, to finalize the accounting for the changes resulting from the Tax Cuts and Jobs Act. Companies are provided a measurement period of up to one year to obtain, prepare, and analyze information necessary to finalize the accounting for provisional amounts or amounts that cannot be estimated as of December 31, 2017. The change in tax law did not have a material impact on the Company’s consolidated financial statements.

9.	Subsequent Events

The Company has evaluated subsequent events through April 3, 2019, which is the date the consolidated financial statements were available to be issued, and except as described below, has concluded there were no material subsequent events that required recognition or disclosure in the consolidated financial statements.

Effective March 5, 2019, the Company entered into a license agreement with Yissum with respect to the results and intellectual property generated from research being conducted at Hebrew University under one of the MOUs. Under the terms of the license agreement, the Company shall make certain payments to Yissum upon completion of certain development milestones and execution of any sublicenses and royalties on future product sales, if any.

Between January 1, 2019 and March 31, 2019, the Company sold an additional 717,328 Units (excluding the 16,005 Units that were issued in January 2019 related to the advance deposits for such units received in 2018) resulting in gross proceeds of $1,075,992.

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SCOPUS BIOPHARMA INC.

____ Series A Units

PROSPECTUS

__________ __, 2019

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Information Not Required In Prospectus Item 13. Other Expenses of Issuance and Distribution

The following is a statement of estimated expenses in connection with the issuance and distribution of the securities being registered. All expenses incurred with respect to the registration of the common stock will be borne by us. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

	Amount to be Paid

SEC registration fee	$
FINRA filing fee
printing expenses
Legal fees and expenses
Accounting fees and expenses
NASDAQ listing fee		(1)
Miscellaneous expenses
Total

(1)	This amount represents additional expenses that may be incurred by the registrant in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

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Item 14. Indemnification of Directors and Officers.

Scopus BioPharma Inc.’s certificate of incorporation and By-Laws provide that all directors and officers shall be entitled to be indemnified by such company to the fullest extent permitted by law. The certificate of incorporation provides that Scopus BioPharma Inc. may indemnify to the fullest extent permitted by law all employees. Scopus BioPharma Inc.’s By-Laws provide that, if authorized by the board of directors, it may indemnify any other person whom it has the power to indemnify under section 145 of the Delaware General Company Law. Section 145 of the Delaware General Company Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action,suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

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(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Paragraph B of Article Eight of Scopus BioPharma Inc.’s certificate of incorporation provides:

“The Company, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized hereby.”

Pursuant to the Underwriting Agreement filed as Exhibit [●] to this Registration Statement, Scopus BioPharma Inc. has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify Scopus BioPharma Inc. against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

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Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us during the period since our inception on April 18, 2017. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

In July 2017, in connection with our organization, we issued 10,000,000 shares of common stock at a price of $.001 per share, or $10,000 in total, to our founders.

From December 2017 through February 2018, we issued 500,000 shares of common stock at a price of $1.00 per share, or $500,000 in total, to accredited investors.

From July 2018 through March 2019, we issued 1,000,000 units at a price of $1.50 per unit, or $1,500,000 in total, to accredited investors. Each unit consisted of a share of common stock and two warrants each exercisable for a share of common stock at an exercise price of $1.00.

All of the securities described above were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. No underwriting discounts or commissions were paid with respect to such sales.

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Item 16. Exhibits and Financial Statement Schedules:

1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of the Registrant*
3.2	By-Laws of Registrant*
4.1	Form of Common Stock Certificate*
4.2	Form of Warrant Certificate*
4.3	Form of Warrant Agreement with ______________*_____________________________
5.1	Opinion of Greenberg Traurig, LLP Regarding Legality and Consent*
10.1	Memorandum of Understanding with Yissum Research Development Company Hebrew University of Jerusalem Ltd. dated as of July 28, 201*
10.2	Memorandum of Understanding with Yissum Research Development Company Hebrew University of Jerusalem Ltd. dated as of July 28, 2018*
10.3	Cooperative Research and Development Agreement with the National Institute of Health*
10.4	Patent Health Service License Agreement with the National Institute of Health*
10.5	Research and License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.*
10.6	Advisory Board Member Agreement*
10.8	Clil Medical Ltd. Management Services Agreement*
10.9	HCFP/Portfolio Services LLC Management Services Agreement*
21.1	Subsidiaries of Registrant *
23.1	Consent of Citrin Cooperman & Company, LLP*
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (indicated on the signature page hereto)

* To be filed by subsequent amendment.

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Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to 424(b) of this chapter that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for the purpose of determining any liability under the Securities Act of 1933 in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(b)   The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)   The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the day of August, 2019.

SCOPUS BIOPHARMA INC.

By:	/s/
Co-Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each _____________ and ____________ his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Co-Chairman Position	Date
/s/	Co-Chairman
/s/	Co-Chairman and Chief Executive Officer (Principal Executive Officer)
/s/	Chief Financial Officer and Chief Operating Officer (Principal Accounting and Financial Officer)
/s/	Vice Chairman, Secretary, Treasurer, and Director
/s/	Director
/s/	Director
/s/	Director
/s/	Director
/s/	Director
/s/	Director
/s/	Director

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